     As filed with the Securities and Exchange Commission on September 28, 2000

                                        1933 Act Registration No. 333-41172

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                      ==================================
                            Washington, D.C. 20549

                         PRE-EFFECTIVE AMENDMENT NO. 1

                                   FORM S-6
                  FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2


                       COMPANION LIFE SEPARATE ACCOUNT B
                       ---------------------------------
                             (Exact Name of Trust)

                        COMPANION LIFE INSURANCE COMPANY
                        --------------------------------
                              (Name of Depositor)

                           401 Theodore Fremd Avenue
                           Rye, New York  10580-1493
              (Address of Depositor's Principal Executive Offices)



                              Name and Address of
                               Agent for Service:
                            Michael E. Huss, Esquire
                           Mutual of Omaha Companies
                          Mutual of Omaha Plaza, 3-Law
                           Omaha, Nebraska 68175-1008
                     Internet: mike.huss@mutualofomaha.com


                Flexible Premium Variable Life Insurance Policy
                     (Title of securities being registered)


                 Approximate date of proposed public offering:
   As soon as practicable after effectiveness of the Registration Statement

It is proposed that this filing will become effective (check appropriate box):

     [_]  Immediately upon filing pursuant to paragraph (b).
     [_]  On __________, 2000 pursuant to paragraph (b).
     [_]  60 days after filing pursuant to paragraph (a)(1).
     [_]  On [date] pursuant to paragraph (a)(i) of Rule 485.

     If appropriate, check the following box:
          [_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

          [_] Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.
                                     ______

                       COMPANION LIFE SEPARATE ACCOUNT B

                       Registration Statement on Form S-6
                             Cross-Reference Sheet


Form N-8B-2
Item No.                 Caption in Prospectus
-----------              ---------------------
1                        Cover Page
2                        Cover Page
3                        Inapplicable
4                        Policy Distributions
5                        About Us
6                        Variable Investment Options
9                        Inapplicable
10(a)                    Policy Application and Issuance
10(b)                    Policy Distributions
10(c), (d), (e)          Policy Distributions; Lapse and Grace Period; Reinstatement
10(f), (g), (h)          Voting Rights; Tax Matters
10(i)                    Important Policy Provisions
11                       Variable Investment Options
12                       Variable Investment Options; Policy Distributions
13                       Expenses; Tax Matters; Policy Distributions; Appendix A
14                       Policy Application and Issuance
15                       Policy Application and Issuance
16                       Variable Investment Options
17                       Captions referenced under Items 10(c), (d), (e) and (i) above
18                       Variable Investment Options
19                       Reports to You; Voting Rights; Policy Distributions
20                       Captions referenced under Items 6 and 10(g) above
21                       Policy Loans
22                       Inapplicable
23                       Policy Distributions
24                       Important Policy Provisions
25                       About Us
26                       Policy Distributions
27                       About Us
28                       Our Management
29                       About Us
30                       Inapplicable
31                       Inapplicable
32                       Inapplicable
33                       Inapplicable
34                       Inapplicable
35                       About Us
36                       Inapplicable
37                       Inapplicable
38                       Policy Distributions
39                       Policy Distributions
40                       Inapplicable
41(a)                    Policy Distributions
42                       Inapplicable
43                       Inapplicable
44(a)                    Variable Investment Options; Policy Application and Issuance
44(b)                    Expenses; Policy Distributions
44(c)                    Expenses
45                       Inapplicable
46                       Variable Investment Options; Captions referenced under Items 10(c), (d), and
                         (e)above

Form N-8B-2
Item No.                 Caption in Prospectus
-----------              ---------------------
47                       Inapplicable
48                       About Us
49                       Inapplicable
50                       Variable Investment Options
51                       Cover Page, Introduction and Summary, Important Policy Provisions, Tax
                         Matters, Policy Distributions
52                       Tax Matters
53                       Tax Matters
54                       Inapplicable
55                       Inapplicable
59                       Financial Statements

================================================================================
[LOGO OF COMPANION OF NEW YORK]                                      PROSPECTUS:

                                                             ULTRA VARIABLE LIFE
                                                     Individual Flexible Premium
                                               Variable Universal Life Insurance
================================================================================

  This Prospectus describes ULTRA VARIABLE LIFE, a variable universal life insurance policy offered by Companion Life Insurance Company. The minimum specified amount of insurance coverage is $100,000.

  The investment portfolios offered through the          The Policy includes 30 variable options (where you have the
  Policy may have names that are nearly the same         investment risk) with investment portfolios from:
  or similar to the names of retail mutual funds.
  However, these investment portfolios are not           .   The Alger American Fund
  the same as those retail mutual funds, even            .   Deutsche Asset Management VIT Funds
  though they have similar names and may have            .   Federated's Insurance Series
  similar characteristics and the same managers.         .   Fidelity's Variable Insurance Products Funds and Variable
  The investment performance of these investment             Insurance Products Fund II
  portfolios is not necessarily related to the           .   MFS Variable Insurance Trust
  performance of the retail mutual funds. The            .   Morgan Stanley Dean Witter Universal Funds
  investment portfolios are described in separate        .   Pioneer Variable Contracts Trust
  prospectuses that accompany this Prospectus.           .   Scudder Variable Life Investment Fund
                                                         .   T. Rowe Price Equity Series, Fixed Income Series and
                                                             International Series

                                                         and two fixed rate options (where we have the investment risk).

  The variable options are not direct investments in mutual fund shares, but are offered through Subaccounts of Companion Life Separate Account B. The value of your Policy will go up or down based on the investment performance of the variable options that you choose. There is no minimum guaranteed Cash Surrender Value for any amounts you allocate to the variable options. The amount of the death benefit can also vary as a result of investment performance.

  Please Read This Prospectus Carefully.  It provides   The Securities and Exchange Commission ("SEC") maintains an internet
  -------------------------------------
  information you should consider before investing      web site (http://www.sec.gov) that contains more information about us
  in a Policy.  Keep this Prospectus and the            and the Policy.  You may also review and copy our SEC registration of
  prospectuses for the investment portfolios for        the Policy at the SEC's Public Reference Room in Washington, D.C.
  future reference.                                     (call the SEC at 1-800-SEC-0330 for details and public hours).

The SEC does not pass upon the accuracy or adequacy of this Prospectus, and has not approved or disapproved the Policy. Any representation to the contrary is a criminal offense.

            Remember that the Policy and the investment portfolios:

                .  are subject to risk, including possible loss of principal
                   ---
                .  are not bank deposits
                       ---
                .  are not government insured
                       ---
                .  are not endorsed by any bank or government agency
                       ---
                .  may not achieve their goals
                       ---

COMPANION LIFE INSURANCE COMPANY, Variable Product Services, P O. Box 3664,
                           Omaha, Nebraska

                      68103-0664 1-800-494-0067

___________________________________________________________
CONTENTS

                                                                                       Page(s)
                                                                                  ------------
DEFINITIONS                                                                                 3
----------------------------------------------------------------------------------------------
INTRODUCTION AND SUMMARY                                                                   4-8
  Comparison to Other Policies and Investments
  How the Policy Operates
----------------------------------------------------------------------------------------------
ABOUT US                                                                                    9
----------------------------------------------------------------------------------------------
INVESTMENT OPTIONS                                                                        9-17
  Variable Investment Options
  Fixed Rate Options
  Transfers
  Dollar Cost Averaging
  STEP Program
  Asset Allocation Program
  Rebalancing Program
----------------------------------------------------------------------------------------------
IMPORTANT POLICY PROVISIONS                                                              18-23
  Policy Application and
   Issuance                                      Telephone Transactions
  Accumulation Value                             Reinstatement
  Lapse and Grace Period                         Maturity Date
  Continuation of Insurance                      Delay of Payments
  Paid-Up Life Insurance                         Minor Owner or
  Misstatement of Age or Sex                     Beneficiary
  Suicide
  Incontestability
----------------------------------------------------------------------------------------------
EXPENSES                                                                                 24-25
  Deductions from Premium                        Surrender Charge
  Monthly Deduction                              Series Fund Charges
  Transfer Charge
----------------------------------------------------------------------------------------------
POLICY DISTRIBUTIONS                                                                     26-30
  Policy Loans                                   Death Benefit
  Surrender                                      Payment of Proceeds
  Partial Withdrawals
----------------------------------------------------------------------------------------------
FEDERAL TAX MATTERS                                                                      31-33
  Life Insurance Qualification                   Other Policy Owner Tax Matters
  Tax Treatment of Loans and Other
   Distributions
----------------------------------------------------------------------------------------------
MISCELLANEOUS                                                                            34-35
  Our Management                                 Legal Proceedings
  Distribution of the Policies                   Independent Auditors
  Voting Rights                                  Reports to You
  Distribution of Materials                      Do You Have Questions?
  State Regulation
----------------------------------------------------------------------------------------------
ILLUSTRATIONS                                                                            36-48
----------------------------------------------------------------------------------------------
FINANCIAL STATEMENTS                                                                     49-76

___________________________________________________________
DEFINITIONS

Accumulation Value is the dollar value of all amounts accumulated under the Policy (in both the variable investment options and the fixed investment options).

Allocation Date is the first Business Day following the completion of your "right to examine period".

Beneficiary is the person(s) or other legal entity who receives the death benefits of the Policy, if any, upon the insured's death.

Business Day is each day that the New York Stock Exchange is open for trading.

Cash Surrender Value is the Accumulation Value, less any Policy loans, unpaid loan interest, and any applicable surrender charge.

Loan Account is an account we maintain for your Policy if you have a Policy loan outstanding. The Loan Account is credited with interest and is not affected by the experience of the Variable Account. The Loan Account is part of our general account.

Monthly Deduction is a monthly charge which includes a mortality and expense risk charge, an administrative charge, a charge for the cost of any riders in effect for that month and a cost of insurance charge.

Net Amount at Risk means the death benefit less the Accumulation Value on a Monthly Deduction date after deducting the rider charges, if any, the risk charge for the current month, and the administrative charge. If the Policy's death benefit option is option 2, the Net Amount at Risk is the specified amount of insurance coverage.

No Lapse Period is a period of time during which the Policy will not lapse as long as specified premiums are paid and no withdrawals are taken or Policy loans are outstanding.

Owner is you --- the person(s) who may exercise all rights and privileges under the Policy.

Policy is the Ultra Variable Life Policy, a flexible premium variable universal life policy offered by us through this Prospectus.

Policy Year/Month/Anniversary are measured from respective anniversary dates of the date of issue of the Policy.

Series Funds are diversified, open-end investment management companies in which the Variable Account invests.

Subaccount is a segregated account within the Variable Account investing in a specified investment portfolio of one of the Series Funds.

Us, We, Our, Companion is Companion Life Insurance Company.

Valuation Period is the period commencing at the close of business of the New York Stock Exchange on each Business Day and ending at the close of business on the next succeeding Business Day.

Variable Account is Companion Separate Account B, a separate account maintained by us.

Written Notice is written notice, signed by you, that gives us the information we require and is received at Companion, Variable Product Services, P.O. Box 3664, Omaha, Nebraska 68103-0430.

___________________________________________________________

  This Prospectus may only be used to offer the Policy where the Policy may lawfully be sold. No one is authorized to give information or make representations about the Policy that isn't in the Prospectus; if anyone does so, you should not rely upon it as being accurate or adequate.

  This Prospectus generally describes only the variable investment options, except when the fixed rate options are specifically mentioned.

___________________________________________________________
INTRODUCTION AND SUMMARY

  This Introduction and Summary briefly notes some of the important things about the Policy, but it is not a complete description of the Policy. The rest of this Prospectus contains more complete information, and you should read the entire Prospectus carefully.

  The ULTRA VARIABLE LIFE Policy described in this Prospectus is a variable universal life insurance policy issued by Companion Life Insurance Company. The Policy pays a death benefit upon the insured's death, and a Cash Surrender Value is available if you surrender the Policy. The insured person cannot be over 90 when we issue the Policy. You have flexibility under the Policy; within certain limits, you can vary the amount and timing of premium payments, change the death benefit, and transfer amounts among the investment options. The minimum initial premium is the amount necessary to purchase $100,000 of insurance coverage.

  The Policy is a variable universal life Policy, which means that you can allocate your premium to up to 30 different variable investment options, where you can gain or lose money on your investment. You may also allocate your premiums to up to two fixed rate options, where we guarantee you will earn a fixed rate of interest. The death benefit can also vary up or down as a result of that investment experience. However, the death benefit will not be less than the current specified amount of insurance coverage less any outstanding Policy loans and unpaid loan interest.

  There is no guaranteed minimum Accumulation Value. Regardless of whether you pay the planned premiums, the Policy could lapse if the Accumulation Value is not sufficient to pay the Monthly Deduction. However, the Policy will not lapse during the No-Lapse Period, if you pay the required premium.

  The variable investment options are not direct investments in mutual funds, but are Subaccounts of the Variable Account. Each Subaccount in turn invests in a particular investment portfolio. You may transfer your Accumulation Value among the Subaccounts and between the Subaccounts and the fixed rate options, subject to certain restrictions (in particular, restrictions on transfers out of the fixed rate options).

  You can surrender the Policy completely, make a partial cash withdrawal, and take out a Policy loan, subject to certain restrictions. However, surrenders, withdrawals and loans may be taxable and subject to a penalty tax.

  Buying the Policy might not be a good way of replacing existing life insurance, especially if you already own a flexible premium variable life insurance policy.


[_] COMPARISON TO OTHER POLICIES AND INVESTMENTS

  The Policy offered by this Prospectus is designed to provide life insurance coverage for the insured. It is not offered primarily as an investment.

  Compared to other life insurance policies.  In many respects, the Policy is
  -----------------------------------------
similar to fixed-benefit life insurance. Like fixed-benefit life insurance, the Policy offers a death benefit and provides loan privileges and surrender values. The Policy gives you the flexibility to vary the amount and timing of premium payments and, within limits, to change the death benefit payable under the Policy. The Policy is different from fixed-benefit life insurance in that the death benefit may vary as a result of the investment experience of the variable investment options that you select. The Accumulation Value will always vary in accordance with that investment experience.

  Compared to mutual funds.  The Policy is designed to provide life insurance
  ------------------------
protection. Although the underlying investment portfolios operate like mutual funds and have the same investment risks, in many ways the Policy differs from mutual fund investments. The main differences are:

________________________________________________________________________________
A significant advantage of the Policy is that it provides the ability to accumulate capital on a tax-deferred basis. The purchase of a Policy to fund a tax-qualified retirement account does not provide any additional tax deferred treatment beyond the treatment provided by the tax-qualified retirement plan itself. However, the Policy does provide benefits such as lifetime income payments, family protection through death benefits, guaranteed fees and asset allocation models.
________________________________________________________________________________

 .  The Policy provides a death benefit based on the life of           .  We, not you, own the shares of the underlying
   the insured.                                                          investment portfolios. You have interests in our
 .  The Policy can lapse with no value, if your                           Subaccounts that invest in the investment portfolios
   Accumulation Value is not enough to pay a Monthly                     that you select.
   Deduction unless the Policy is in a No-Lapse Period.               .  Dividends and capital gains distributed by the
 .  Insurance-related charges not associated with mutual                  investment portfolios are automatically reinvested.
   fund investments are deducted from the values of the               .  Premiums are held in the Federated Prime Money Fund
   Policy.                                                               II portfolio until the end of the "right to examine

   period" required by New York law plus five Business                 .  The Policy might be a "modified endowment contract."
   Days.                                                                  If it is, then (a) there will be a 10% penalty tax on
 .  Federal income tax liability on any earnings is deferred               withdrawals before age 59 1/2; (b) withdrawals would be
   until you receive a distribution from the Policy.                      deemed to come from earnings first (taxable), then
 .  Transfers from one underlying investment portfolio to                  from your investment; and (c) loans will be treated as
   another are accomplished without tax liability.                        withdrawals.
 .  Premature withdrawals may be subject to a 10% federal               .  New York insurance law grants you 10 days to review
   tax penalty. Policy earnings that would be treated as                  your policy and cancel it for a return of premium paid.
   capital gains in a mutual fund are treated as ordinary                 The terms of this "right to examine" period are stated
   income, although (a) such earnings are exempt from                     on the cover of your Policy.
   taxation if received as a death benefit, and (b) taxation is deferred until such earnings are distributed.

[_] HOW THE POLICY OPERATES

The following chart shows how the Policy operates and includes a summary of expenses. For more information, refer to specific sections of this Prospectus.

         ________________________________________________________
                               POLICY FLOW CHART
         ________________________________________________________
                                    PREMIUM
            .  The minimum initial premium required is based
               on the initial specified amount of insurance
               coverage (minimum amount of $100,000).
            .  Additional premium payments may be required
               pursuant to a planned premium schedule.
               Payments in addition to planned premiums may
               be made, within limits.
            .  Additional premiums may be required to
               prevent the Policy from lapsing. Payment of
               the planned premiums may not be enough to
               keep the Policy from lapsing, except in some
               circumstances during the No-Lapse Period.
         ________________________________________________________


         ________________________________________________________
                     DEDUCTIONS BEFORE ALLOCATING PREMIUM
                     Premium Charges per premium payment:
            .  3.75% of each premium for state and federal
               tax expenses (which may be more or less than
               the actual amount of federal and state tax
               expense that we are required to pay).
            .  $2 from each premium for premium processing
               expenses.
         ________________________________________________________


         ________________________________________________________
                             INVESTMENT OF PREMIUM
            . You direct the allocation of all net premiums among the 30 Subaccounts of the Variable Account, the fixed account and the systematic transfer account. Each Subaccount invests in a corresponding investment portfolio of one of the Series Funds.
         ________________________________________________________

________________________________________________________________________________
                        CHARGES DEDUCTED FROM ASSETS
 .  We take a Monthly Deduction out of your Accumulation Value (the annual rates set forth below are calculated as a percentage of Accumulation Value) composed of:
   - 0.70% for mortality and expense risk charge during Policy Years 1 - 10; 0.25% after Policy Year 10. The mortality and risk charge after Policy Year 10 will never exceed the guaranteed maximum charge of 0.55%.
   -  $7 administrative charge.
   -  A cost of insurance charge (based on the Net Amount at Risk).
   -  Rider charges (if any).
 .  $10 fee for transfers among the Subaccounts and the fixed account (first 12 transfers per Policy Year are free).
 .  Investment advisory fees and operating expenses are deducted from the assets of each investment portfolio as
   described below.
________________________________________________________________________________


 ___________________________________________________________________________
                             ACCUMULATION VALUE
   Your Accumulation Value is equal to your net premiums adjusted up or down each Business Day to reflect your Subaccounts' investment experience, earnings on amounts you have invested in the fixed account and the systematic transfer accounts, charges deducted, and other
   Policy transactions (such as loans and partial withdrawals).
  . Accumulation Value may vary daily. There is no minimum guaranteed Accumulation Value for the Subaccounts. The Policy may lapse, even if there is no Policy loan.
  . Accumulation Value can be transferred among the Subaccounts and the fixed account. Policy loans reduce the amount available for allocations and transfers.
  .  Dollar cost averaging and asset allocation and rebalancing programs are available.
  .  Accumulation Value is the starting point for calculating certain values under a Policy, such as the Cash Surrender Value and the death benefit.
 ___________________________________________________________________________

____________________________________________________________________________________________________________________________________
                  ACCUMULATION VALUE BENEFITS                                                  DEATH BENEFIT
 .  After the first Policy Year you can take loans for amounts up to       .  Received income tax free to Beneficiary.
   100% of Cash Surrender Value (less loan interest to the end of the     .  Available as lump sum or under a variety of
   Policy Year and a sufficient Monthly Deduction to keep the Policy in      payout options.
   force for at least one month) at a net annual interest rate charge     .  Two death benefit options are available:
   of 2%.                                                                  (1) greater of (a) current specified amount; or
 .  Preferred loans are available beginning in the 10/th/ Policy Year           (b) Accumulation Value on the date of death plus
   and later with a net interest rate charge of 0%.  All loans become          a corridor amount; or
   preferred loans beginning in the 10/th/ Policy Year.                    (2) Accumulation Value plus the greater of (a)
 .  You can surrender the Policy in full at any time for its Cash               the current specified amount, or (b) a corridor
   Surrender Value, or withdraw part of the Accumulation Value (after          amount.
   the first Policy Year). A surrender charge based upon issue age,       .  Flexibility to change death benefit option and
   sex, risk class, and the amount of time you have had your Policy,         specified amount of insurance coverage.
   may apply to any surrender or reduction in the specified amount of     .  Rider benefits are available.
   insurance coverage for the first 12 Policy Years.  The highest
   aggregate surrender charge is $53 for each $1,000 of specified         Death benefit proceeds paid are reduced by any
   amount of insurance coverage.  Taxes and tax penalties may also        Policy loan balance.
   apply to withdrawals.
 .  If the Policy is a modified endowment contract, then Policy loans will be treated as withdrawals for tax purposes.
 .  Fixed and variable payout options are available.

________________________________________________________________________________


[_] SERIES FUND CHARGES

  Each Series Fund investment portfolio is responsible for its own expenses. The net assets of each portfolio reflects deductions for investment advisory fees and other expenses. These charges are disclosed in each Series Fund's prospectus which accompanies this Prospectus. Here is a table of portfolio annual expenses:

Series Fund Annual Expenses/1/                                                        Total Portfolio
------------------------------                 Management      Other Expenses         Annual Expenses
(as a percentage of average net assets)           Fees         (after expense        (after fee waiver
                                               (after fee      reimbursement)/(a)/      and expense
Portfolio:                                     waiver)/(a)/                            reimbursement)/(a)/
----------
=========================================================================================================
Alger American Growth                                      0.75%          0.04%          0.79%
Alger American Small Capitalization                        0.85%          0.05%          0.90%
Deutsche VIT EAFE Equity Index Fund                (a)     0.26%          0.39%          0.65%
Deutsche VIT Small Cap Index Fund                  (a)     0.13%          0.32%          0.45%
Federated Prime Money Fund II                      (a)     0.50%          0.23%          0.73%
Federated Fund for U.S. Government Securities II   (a)     0.60%          0.18%          0.78%
Fidelity VIP II Asset Manager                      (a)     0.58%          0.12%          0.70%
Fidelity VIP II Contrafund                         (a)     0.58%          0.07%          0.65%
Fidelity VIP Equity Income                         (a)     0.48%          0.08%          0.56%
Fidelity VIP II Index 500                          (a)     0.24%          0.04%          0.28%
MFS Capital Opportunities Series                   (a)     0.75%          0.16%          0.91%
MFS Emerging Growth Series                                 0.75%          0.09%          0.84%
MFS Global Governments Series                      (a)     0.75%          0.16%          0.91%
MFS High Income Series                             (a)     0.75%          0.16%          0.91%
MFS Research Series                                        0.75%          0.11%          0.86%
MSDW Emerging Markets Equity                       (a)     0.42%          1.37%          1.79%
MSDW Fixed Income                                  (a)     0.14%          0.56%          0.70%
Pioneer Equity-Income                                      0.64%          0.06%          0.70%
Pioneer Growth Shares                                      0.65%          0.11%          0.76%
Pioneer Fund                                               0.63%          0.07%          0.70%
Pioneer Midcap Value Fund                                  0.65%          0.11%          0.76%
Pioneer Real Estate Growth                         (a)     1.00%          0.14%          1.14%
Scudder VLIF Global Discovery                 (b), (d)     0.98%          0.90%          1.88%
Scudder VLIF Growth and Income                     (b)     0.48%          0.32%          0.80%
Scudder VLIF International                                 0.85%          0.18%          1.03%
T. Rowe Price Equity Income                        (c)     0.00%          0.85%          0.85%
T. Rowe Price International Stock                  (c)     0.00%          1.05%          1.05%
T. Rowe Price Limited Term Bond                    (c)     0.00%          0.70%          0.70%
T. Rowe Price New America Growth                   (c)     0.00%          0.85%          0.85%
T. Rowe Price Personal Strategy Balanced           (c)     0.00%          0.90%          0.90%

________________________________________________________________________________

/(a)/ Without fee waiver or expense reimbursement limits, the following funds would have had the charges set forth below:

                                                                                                  Total Portfolio
         Portfolio                                             Management Fees  Other Expenses    Annual Expenses
       -----------------------------------------------------------------------------------------------------------
         Deutsche VIT EAFE Equity Index Fund                           0.45%          0.69%          1.l5%
         Deutsche VIT Small Cap Index Fund                             0.35%          0.83%          1.18%
         Federated Prime Money Fund II                                 0.50%          0.48%          0.98%
         Federated Fund for U.S. Government Securities II              0.60%          0.43%          1.03%
         Fidelity VIP II Asset Manager                                 0.58%          0.13%          0.71%
         Fidelity VIP II Contrafund                                    0.58%          0.09%          0.67%
         Fidelity VIP Equity Income                                    0.48%          0.09%          0.57%
         Fidelity VIP II Index 500                                     0.24%          0.10%          0.34%
         MFS Capital Opportunities                                     0.75%          0.27%          1.02%
         MFS Global Governments                                        0.75%          0.30%          1.05%
         MFS High Income                                               0.75%          0.22%          0.97%
         MSDW Emerging Markets Equity                                  1.25%          1.37%          2.62%
         MSDW Fixed Income                                             0.40%          0.56%          0.96%
         Pioneer Real Estate Growth                                    1.00%          0.30%          1.30%
       -----------------------------------------------------------------------------------------------------------

/(b)/ Other Expenses include a 0.25% 12b-1 fee assessed for payment of distribution administration expenses.
/(c)/ T. Rowe Price Funds do not itemize management fees and other expenses. /(d)/ Effective May 1, 2000, Scudder Kemper Investments has agreed to waive all or a portion of its management fees to limit the expenses of the Global Discovery Portfolio to 1.50% of the portfolio's average daily net assets. These expenses will remain in effect until at least April 30, 2001.
________________________________________________________________________________

__________________________
/1/ The fee and expense data regarding each Series Fund, which are fees and expenses for 1999, was provided to Companion by the respective Series Fund. The Series Funds are not affiliated with Companion. We have not independently verified these figures.

The ILLUSTRATIONS section at the end of this Prospectus has tables demonstrating how the Policy operates, given the Policy's expenses and several assumed rates of return. These tables may assist you in comparing the Policy's death benefits, Cash Surrender Values and Accumulation Values with those of other variable life insurance policies. Please review these tables to better understand the effect of expenses upon the Policy. You may also ask us to provide a comparable illustration based upon your specific situation.


                  For more detailed information about the Policy,
              please read the rest of this Prospectus and the Policy.

___________________________________________________________
ABOUT US

     We are Companion Life Insurance Company, a stock life insurance company organized under the laws of the State of New York in 1949. We are a wholly-owned subsidiary of United of Omaha Life Insurance Company, which is a subsidiary of Mutual of Omaha Insurance Company. The Mutual of Omaha family of companies provides life, health, disability, home and auto insurance, trust services, and investment sales and brokerage services. The Mutual of Omaha Companies have a proud tradition of supporting environmental education, beginning with its long-running Mutual of Omaha's Wild Kingdom television program, and continued through its Wildlife Heritage Trust. Companion is principally engaged in the business of issuing group and individual life insurance and annuity policies, and group accident and health insurance in New York. As of December 31, 1999, Companion had assets of over $500 million.

     We may from time to time publish (in advertisements, sales literature and reports to Policy Owners) the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Moody's Investors Service, Inc., Standard & Poor's Rating Services, and Duff & Phelps Credit Rating Company. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. The ratings do not bear on the investment performance of assets held in the Variable Account or on the safety or the degree of risk associated with an investment in the Variable Account.

___________________________________________________________
INVESTMENT OPTIONS

     We recognize you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options -- each chosen for its potential to meet specific investment objectives. You may allocate all or a part of your premiums to one or a combination of the variable investment options or the fixed rate options (although allocations to the systematic transfer account are limited to initial premium and rollovers only). Allocations must be in whole percentages and total 100%.

The investment results of each investment portfolio, whose investment objectives are described below, are likely to differ significantly. You should consider carefully, and on a continuing basis, which investment portfolios or combination of investment portfolios and fixed rate options best suits your long-term investment objectives.

     You can choose among 30 variable investment options and two-fixed rate options.


[_]  VARIABLE INVESTMENT OPTIONS

     With the Policy's variable investment options,                   The investment portfolios are not available for purchase
you bear the investment risk, not us. You control the            directly by the general public, and are not the same as other
amount of money you invest in each of the investment             mutual fund portfolios with very similar or nearly identical names
portfolios, and you bear the risk those portfolios will          that are sold directly to the public. However, the investment
perform worse than you expect.                                   objectives and policies of certain investment portfolios available under the Policy are very similar to the investment objectives and
     The Variable Account, Companion Life                        policies of other portfolios that are or may be managed by the
Separate Account B, provides you with 30 variable                same investment adviser or manager. Nevertheless, the
investment options in the form of Series Fund                    investment performance and results of the investment portfolios
investment portfolios. Each Series Fund is an open-              available under the Policy may be lower, or higher, than the
end investment management company. When you                      investment results of such other (publicly available) portfolios.
allocate Policy funds to a Series Fund portfolio, those          There can be no assurance, and no representation is made, that
funds are placed in a Subaccount of the Variable                 the investment results of any of the investment portfolios
Account corresponding to that portfolio, and the                 available under the Policy will be comparable to the investment
Subaccount in turn invests in the portfolio. The                 results of any other mutual fund portfolio, even if the other
Accumulation Value of your Policy depends directly               portfolio has the same investment adviser or manager and the
on the investment performance of the portfolios that             same investment objectives and policies, and a very similar
you select.                                                      name.
                                                                      For detailed information about any investment portfolio,
                                                                 including its performance history, refer to the prospectus for that investment portfolio.

     Asset                      Variable Investment Options
   Category *             Under Companion Life Separate Account B                        Objective
                                 (Series Fund - Portfolio)
-----------------------------------------------------------------------------------------------------------------
                                                            Investments
-----------------------------------------------------------------------------------------------------------------
                  MFS Variable Insurance Trust -                                Long-term capital appreciation.
                  MFS Emerging Growth Series Portfolio /(5)/
                  -----------------------------------------------------------------------------------------------
Aggressive               Common stock of emerging growth companies.
Growth            -----------------------------------------------------------------------------------------------
                  Alger American Fund -                                         Long-term capital appreciation.
                  Alger American Small Capitalization Portfolio /(1)/
                  -----------------------------------------------------------------------------------------------
                         Common stock of small capitalization companies.
                  -----------------------------------------------------------------------------------------------
                  Deutsche Asset Management VIT Funds -                         Long-term capital appreciation.
                  Deutsche VIT Small Cap Index Fund Portfolio/(12)/
                  -----------------------------------------------------------------------------------------------
                         Common stock of small capitalization companies.
-----------------------------------------------------------------------------------------------------------------
                  Pioneer Variable Contracts Trust -                            Long-term capital appreciation
                  Pioneer Real Estate Growth Portfolio /(8)/                    with current income.
Real Estate       -----------------------------------------------------------------------------------------------
                         Real estate investment trusts (REITs) and other real estate industry companies.
-----------------------------------------------------------------------------------------------------------------
                  T. Rowe Price International Series, Inc. -                    Long-term capital appreciation.
                  T. Rowe Price International Stock Portfolio /(10)/
                  -----------------------------------------------------------------------------------------------
                         Common stock of non-U.S. companies.
                  -----------------------------------------------------------------------------------------------
                  Scudder Variable Life Investment Fund -                       Long-term capital appreciation.
                  Scudder VLIF International Portfolio /(9)/
                  -----------------------------------------------------------------------------------------------
                         Common stock of non-U.S. companies.
                  -----------------------------------------------------------------------------------------------
International     Scudder Variable Life Investment Fund -                       Long-term capital appreciation.
                  Scudder VLIF Global Discovery Portfolio /(9)/
                  -----------------------------------------------------------------------------------------------
                         Common stock of small U.S. and non-U.S. companies.
                  -----------------------------------------------------------------------------------------------
                  Morgan Stanley Dean Witter Universal Funds, Inc. -            Long-term capital appreciation.
                  MSDW Emerging Markets Equity Portfolio /(6)/
                  -----------------------------------------------------------------------------------------------
                         Equity securities of growth companies located in "emerging" foreign countries (countries whose economies are less economically mature than those of developed nations).
                  -----------------------------------------------------------------------------------------------
                  Deutsche Asset Management VIT Funds -                         Long-term capital appreciation.
                  Deutsche VIT EAFE Equity Index Fund Portfolio/(12)/
                  -----------------------------------------------------------------------------------------------
                         Common stock of non-U.S. companies.
-----------------------------------------------------------------------------------------------------------------
                  MFS Variable Insurance Trust -                                High current income.
                  MFS High Income Series Portfolio /5)/
Bond -            -----------------------------------------------------------------------------------------------
High Yield               High yield, lower-rated bonds or comparable unrated securities.
-----------------------------------------------------------------------------------------------------------------
                  T. Rowe Price Equity Series, Inc. -                           Long-term capital appreciation.
                  T. Rowe Price New America Growth Portfolio /(11)/
                  -----------------------------------------------------------------------------------------------
                         Common stock of U.S. growth companies.
                  -----------------------------------------------------------------------------------------------
                  MFS Variable Insurance Trust -                                Long-term capital appreciation
                  MFS Research Series Portfolio /(5)/                           and future income.
                  -----------------------------------------------------------------------------------------------
                         Common stock or comparable securities of companies expected to possess better-than-
                         average prospects for long-term growth.
                  -----------------------------------------------------------------------------------------------
                  Fidelity Variable Insurance Products Fund II -                Long-term capital appreciation.
                  Fidelity VIP II Contrafund Portfolio /3)/
                  -----------------------------------------------------------------------------------------------
Growth                   Common stock of companies, foreign and domestic, which the fund manager believes are currently undervalued.
                  -----------------------------------------------------------------------------------------------
                  Alger American Fund -                                         Long-term capital appreciation.
                  Alger American Growth Portfolio /1)/
                  -----------------------------------------------------------------------------------------------
                  Equity securities of companies with total market capitalization of $1 billion or more.
                  -----------------------------------------------------------------------------------------------
                  Pioneer Variable Contracts Trust -                            Long-term capital appreciation.
                  Pioneer Midcap Value Fund Portfolio /8)/
                  -----------------------------------------------------------------------------------------------
                         Securities of mid-size companies, which the fund manager believes are currently undervalued.
                  -----------------------------------------------------------------------------------------------
                  MFS Variable Insurance Trust -                                Capital appreciation.
                  MFS Capital Opportunities Series Portfolio /5)/
                  -----------------------------------------------------------------------------------------------
                         Common stock and related securities of foreign and domestic companies.
                  -----------------------------------------------------------------------------------------------
                  Pioneer Variable Contracts Trust -                            Capital appreciation.
                  Pioneer Growth Shares Portfolio/8)/
                  -----------------------------------------------------------------------------------------------
                         Common stock and equity securities of U.S. companies.
                  -----------------------------------------------------------------------------------------------

     Asset                      Variable Investment Options
   Category *             Under Companion Life Separate Account B                        Objective
                                 (Series Fund - Portfolio)
---------------------------------------------------------------------------------------------------------------------------
                                                            Investments
---------------------------------------------------------------------------------------------------------------------------
                  Fidelity Variable Insurance Products Fund II -                     Capital appreciation
Growth &          Fidelity VIP II Index 500 Portfolio /(3)/                          with current income.
Income            ---------------------------------------------------------------------------------------------------------
                         Common stock of companies that comprise the S&P 500 index.
                  -----------------------------------------------------------------------------------------------------------
                  Scudder Variable Life Investment Fund -                            Long-term capital appreciation
                  Scudder VLIF Growth and Income Portfolio /(9)/                     with current income.
-----------------------------------------------------------------------------------------------------------------------------
                         Common and preferred stock, and securities convertible into common stock, of companies that offer the prospect for growth while paying current dividends.
                  ---------------------------------------------------------------------------------------------------------- -
                  Pioneer Variable Contracts Trust -                                 Current income and capital
                  Pioneer Fund Portfolio/(8)/                                        appreciation.
                  ---------------------------------------------------------------------------------------------------------
                         Equity securities, primarily of U.S. companies.
----------------------------------------------------------------------------------------------------------------------------
                  T. Rowe Price Equity Series, Inc. -                                Dividend income and long-term
                  T. Rowe Price Equity Income Portfolio /(11)/                       capital appreciation
                  ---------------------------------------------------------------------------------------------------------
Equity                   Common stock of established companies that pay dividends.
                  ---------------------------------------------------------------------------------------------------------
Income            Fidelity Variable Insurance Products Fund -                        Dividend income and capital
                  Fidelity VIP Equity Income Portfolio /(3)/                         appreciation surpassing the S&P 500
                                                                                     average.
                  -----------------------------------------------------------------------------------------------------------
                         Securities of established companies that produce income and capital appreciation.
                  ---------------------------------------------------------------------------------------------------------
                  Pioneer Variable Contracts Trust -                                 Current income and long-term capital
                  Pioneer Equity-Income Portfolio/(8)/                               appreciation.
                  ---------------------------------------------------------------------------------------------------------
                         Income producing equity securities of U.S. companies.
                  ----------------------------------------------------------------------------------------------------------
                  T. Rowe Price Equity Series, Inc.                                  Capital appreciation and income.
                  T. Rowe Price Personal Strategy Balanced Portfolio/(11)/
                  ----------------------------------------------------------------------------------------------------------
Balanced                 Diversified portfolio of stock, bonds and money market securities.
                  ---------------------------------------------------------------------------------------------------------
                  Fidelity Variable Insurance Products Fund II -                     High total return.
                  Fidelity VIP II Asset Manager Portfolio /(3, 4)/
                  ----------------------------------------------------------------------------------------------------------
                         Diversified portfolio of domestic and foreign stock, bonds, short-term and money market securities.
---------------------------------------------------------------------------------------------------------------------------
                  MFS Variable Insurance Trust -                                     Income and capital appreciation.
                  MFS Global Governments Series Portfolio /(5)/
Bond -            ---------------------------------------------------------------------------------------------------------
International            Foreign and U.S. government bonds or other debt securities.
---------------------------------------------------------------------------------------------------------------------------
                  Federated Insurance Series -                                       Current income.
                  Federated Fund for U.S. Government Securities II
                  Portfolio/(2)/
                  ----------------------------------------------------------------------------------------------------------
                         U.S. government securities.
                  ----------------------------------------------------------------------------------------------------------
Bond-             T. Rowe Price Fixed Income Series, Inc. -                          Current income.
Domestic          T. Rowe Price Limited Term Bond Portfolio /(11)/
                  ---------------------------------------------------------------------------------------------------------
                         Short- and intermediate-term investment grade debt securities.
                  ---------------------------------------------------------------------------------------------------------
                  Morgan Stanley Dean Witter Universal Funds, Inc. -                 Current income.
                  MSDW Fixed Income Portfolio /(7)/
                  ---------------------------------------------------------------------------------------------------------
                         Diversified portfolio of fixed income securities.
                  ---------------------------------------------------------------------------------------------------------
Money Market      Federated Insurance Series -                                       Current income.
                  Federated Prime Money Fund II Portfolio /(2)/
                  ---------------------------------------------------------------------------------------------------------
                         High quality fixed income securities maturing in 13 months or less.
---------------------------------------------------------------------------------------------------------------------------

(*) Asset category designations are our own to help you gain insight into each portfolio's intended objectives, but do not assure that any portfolio will perform consistent with the categorization. Information contained in the Series Funds' prospectuses should be read carefully before investing in any Subaccount.

Investment advisers of the Series Funds:
     /(1)/ Fred Alger Management, Inc.
     /(2)/ Federated Investment Management Company.
     /(3)/ Fidelity Management & Research Company.
     /(4)/ Fidelity Management & Research (U.K.) Inc., and Fidelity Management and Research Far East Inc., regarding research and investment recommendations with respect to companies based outside the United States.
     /(5)/ Massachusetts Financial Services Company.
     /(6)/ Morgan Stanley Dean Witter Investment Management Inc.
     /(7)/ Miller Anderson & Sherrerd, LLP.
     /(8)/ Pioneer Investment Management, Inc.
     /(9)/ Scudder Kemper Investments, Inc.
    /(10)/ Rowe Price-Fleming International, Inc., a joint venture between T.
           Rowe Price Associates, Inc. and Robert Fleming Holdings Limited. /(11)/ T. Rowe Price Associates, Inc.
    /(12)/ Bankers Trust Company.

We do not assure that any portfolio will achieve its stated objective. Detailed information, including a description of each portfolio's investment objective and policies, a description of risks involved in investing in each of the portfolios, and each portfolio's fees and expenses, is contained in the prospectuses for the Series Funds, current copies of which accompany this Prospectus. None of these portfolios are insured or guaranteed by the U.S. government.

  The investment advisers of the Series Funds and the investment portfolios are described in greater detail in the prospectuses for the Series Funds.

  Each investment portfolio is designed to provide an investment vehicle for variable annuity and variable life insurance contracts issued by various insurance companies. For more information about the risks associated with the use of the same funding vehicle for both variable annuity and variable life insurance contracts of various insurance companies, see the prospectuses of the Series Funds which accompany this Prospectus.

  We may receive revenues from the investment portfolios or their investment advisers. These revenues may depend on the amount our Variable Account invests in the Series Fund and/or any portfolio thereof.

  The Variable Account is registered with the SEC as a unit investment trust. However, the Variable Account is regulated under New York law and the SEC does not supervise the management or the investment practices or policies of the Variable Account or Companion. The Variable Account was established as a separate investment account of Companion under New York law on August 27, 1996. Under New York law, we own the Variable Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Variable Account. Any and all distributions made by the Series Funds with respect to the shares held by the Variable Account will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the investment portfolios.
We do not make any representations about their future performance.  The
                                                                    ---
investment portfolios may fail to meet their objectives, and they could go down
-------------------------------------------------------------------------------
in value.  Each portfolio operates as a separate investment fund, and the income
--------
or losses of one portfolio generally have no effect on the investment performance of any other portfolio. Complete descriptions of each portfolio's investment objectives and restrictions and other material information related to an investment in the portfolio are contained in the prospectuses for each of the Series Funds which accompany this Prospectus.

 . Adding, Deleting, or Substituting Variable Options

  We do not control the Series Funds, so we cannot guarantee that any of the investment portfolios will always be available. We retain the right to change the investments of the Variable Account. This means we may eliminate the shares of any investment portfolio held in our Variable Account and to substitute shares of another open-end management investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in our judgment, investment in any portfolio would be inappropriate in view of the purposes of the Variable Account. We will first notify you and receive any necessary SEC and state approval before making such a change.

  New portfolios may be added, or existing portfolios eliminated, when, in our sole discretion, conditions warrant such a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio. If you do not reallocate these amounts, we will automatically reinvest them in the Federated Prime Money Fund II portfolio.

  If we make a portfolio substitution or change, we may change the Policy to reflect the substitution or change. Our Variable Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the

SEC if registration is no longer required or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Variable Account to other accounts.

[_]  FIXED RATE OPTIONS

  There are two fixed rate options: a systematic transfer account and a fixed account. With fixed rate options, we bear the investment risk. This means we guarantee that you will earn a minimum interest rate. This minimum interest rate is guaranteed to yield 4.0% per year, compounded annually. We may declare a higher current interest rate. Whatever interest rate we declare will be guaranteed for at least one year. However, you bear the risk that we will not
                                   -------------------------------------------
credit more interest than will yield 4.0% per year for the life of the Policy.
-----------------------------------------------------------------------------
We have full control over how assets allocated to fixed rate options are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. The focus of this Prospectus is to disclose the Variable Account aspects of the Policy. For additional details regarding the fixed investment options, see the Policy.

The actual net effective minimum interest rate, after deduction of the mortality
           ---                                  -----
and expense risk charge, is guaranteed to yield 3.3% per year (compounded annually) for the first 10 Policy Years and 3.45% per year thereafter.


 . Systematic Transfer Account

  The systematic transfer account is the fixed rate option used if you elect to participate in the systematic transfer enrollment program ("STEP program") when you buy the Policy. The STEP program is used to automatically transfer a predetermined dollar amount on a monthly basis to any of the Subaccounts you choose. You cannot transfer amounts from the STEP program to the fixed account. The allocation and the predetermined dollar amount may not be changed once the STEP program is elected. You must have a minimum of $5,000 in your systematic transfer account in order to participate in the STEP program. The rate of interest credited to each deposit into the systematic transfer account is fixed on the date of the deposit and will not be changed. We guarantee that any such interest rate will not be less than the guaranteed minimum interest rate applicable to the fixed account. No additional funds may be allocated to a systematic transfer account after you purchase the Policy (except for funds designated to be transferred into the Policy pursuant to an Internal Revenue Code Section 1035 exchange).

  Funds allocated to the systematic transfer account must be completely transferred to the Variable Account in 12 months. Transfers from the systematic transfer accounts do not count toward the 12 free transfers allowed each Policy Year. You may not transfer funds into any systematic transfer account. The systematic transfer account may not be used to practice "market timing", and we may disallow transactions involving this account on that basis.

All amounts allocated to the fixed rate options become part of the general account assets of Companion. Interests in the general account have not been registered with the SEC and are not subject to the SEC's regulation, nor is the general account registered as an investment company with the SEC. Therefore, SEC staff have not reviewed the fixed account disclosures in this Prospectus.

 . Fixed Account and Systematic Transfer Account

  The fixed account and the systematic transfer account are part of our general account assets. Our general account includes all our assets except those segregated in the Variable Account or in any other separate investment account. You may allocate premiums to the fixed account or transfer amounts from the Variable Account to the fixed account. Instead of you bearing the investment risk, as you do with investments allocated to the Variable Account, we bear the full investment risk for investments in the fixed rate options. We have sole discretion to invest the assets of our general account, subject to applicable law.

  We have complete discretion to declare interest in excess of the guaranteed
  ---------------------------------------------------------------------------
minimum rate, or not to declare any excess interest.  However, once declared, we
----------------------------------------------------
guarantee that any rate will last for at least one year. Different rates of interest may be credited to the systematic transfer account and the fixed account.

  We guarantee that the Accumulation Value in the fixed account will be credited with an effective annual interest rate which will yield at least 4%. Using a procedure approved by our Board of Directors, the interest rate credited to the fixed account may be in excess of the guaranteed minimum interest rate. Any excess interest rate will be based on future expectations of investment earnings. These rates will be determined by class according to procedures and standards on file with the New York Insurance Department. We will review these rates on a monthly basis.

  We guarantee that, prior to the payment of the death benefit or at the Policy maturity date, the amount in your fixed account or systematic transfer account will be not be less than:

We have sole discretion to set current interest rates of fixed rate options. We do not guarantee the level of future interest rates of fixed rate options, except that they will not be less than the guaranteed minimum interest rate.

     (i) the amount of premiums allocated and Accumulation Value transferred to the fixed account or systematic transfer account, plus
     (ii)  interest at the guaranteed minimum interest rate, plus
     (iii) excess interest (if any) credited to amounts in the fixed account or systematic transfer account, less
     (iv) that part of the Monthly Deduction allocated to the fixed account or systematic transfer account, less
     (v) any premium taxes or other taxes allocable to the fixed account or systematic transfer account, and less
     (vi) any amounts deducted from the fixed account or systematic transfer account in connection with partial withdrawals (including any surrender charges) or transfers to the Variable Account or to a loan account.

[_]  TRANSFERS

     The Policy is designed for long-term investment, not for active trading or "market timing." Excessive transfers could harm other Policy Owners by having a detrimental effect on portfolio management. Subject to restrictions during the "right to examine" period, you may transfer Policy value from one Subaccount to another, from the Variable Account to the fixed account, or from the fixed account to any Subaccount, subject to these rules:

     Transfer Rules:
 .    We must receive notice of the transfer --- either Written Notice or an authorized telephone transaction.
 .    The transferred amount must be at least $500, or the entire Subaccount value if it is less. (If the Subaccount value remaining after a transfer will be less than $500, we will include that amount as part of the transfer.)
 .    The first 12 transfers each Policy Year from Subaccounts are free. The rest cost $10 each. We will allow no more than 24 transfers in any Policy Year. This fee is deducted from the amount transferred.
 .    A transfer from the fixed account:
     -    may be made only once each Policy Year;
     -    is free;
     -    may be delayed up to six months;
     -    does not count toward the 12 free transfer limit; and
     - is limited during any Policy Year to 10% of the fixed account value on the date of the initial transfer during that year.
 .    We reserve the right to limit transfers, or to modify transfer privileges and we reserve the right to change the transfer rules at any time.
 .    If the Accumulation Value in any Subaccount falls below $500, we may transfer the remaining balance, without charge, to the Federated Prime
     Money Fund II portfolio.
 .    Transfers made pursuant to participation in the dollar cost averaging, asset allocation, STEP or rebalancing programs are not subject to the amount or timing limitations of these rules, nor are they subject to a transfer charge. See the sections of this Prospectus describing those programs for the rules of each program.
 .    If you transfer amounts from the fixed account to the Variable Account, we can restrict or limit any transfer of those amounts back to the fixed account.
 .    Transfers result in the cancellation of accumulation units in the
     Subaccount from which the transfer is made, and the purchase of accumulation units in any Subaccount to which a transfer is made.

     Third-party Transfers. Where permitted and subject to our rules, we may accept your authorization to have a third party exercise transfers on your behalf. All third-party transfers are subject to the same rules as all other transfers.

[_]  DOLLAR COST AVERAGING

     Our dollar cost averaging program         The dollar cost averaging and the
allows you to automatically transfer, on       STEP program are intended to
a periodic basis, a set dollar amount or       result in the purchase of more
percentage from one Subaccount or the          accumulation units when the
fixed account to any Subaccount(s). You        accumulation unit value is low,
can begin dollar cost averaging when you       and fewer units when the
purchase the Policy or later. You can          accumulation unit value is high.
increase or decrease the amount or             However, there is no guarantee
percentage of transfers or discontinue         that either program will result
the program at any time. Rules of the          in higher Accumulation Value
dollar cost averaging program are:             or otherwise be successful.

     Dollar Cost Averaging Rules:
 .    The dollar cost averaging program is free.
 .    We must receive notice of your election and any changed instruction ---
     either Written Notice or an authorized telephone transaction.
 .    Automatic transfers can occur monthly, quarterly, semi-annually, or annually.
 .    There must be at least $5,000 of Accumulation Value in the Subaccount or fixed account from which transfers are being made to begin dollar cost averaging.
 .    Amount of each transfer must be at least $100, and must be $50 per
     Subaccount.
 .    If transfers are made from the fixed account, the maximum annual transfer amount is 10% of that account's value at the time of the first dollar cost averaging transfer during that Policy Year. There is no maximum transfer amount limitation applicable to any of the Subaccounts.
 .    You may specify that transfers be made on the 1/st/ through the 28/th/ day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Policy Monthly Anniversary following the date the Policy's "right to examine" period ends.
 .    You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the applicable Subaccount or the fixed account is less than $500.
 .    Dollar cost averaging program transfers cannot begin before the end of a
     Policy's "right to examine period".


[_]  SYSTEMATIC TRANSFER ENROLLMENT
     PROGRAM ("STEP program")

     The STEP program allows you to automatically transfer funds on a monthly basis from the systematic transfer account to any other Subaccount. It allows you to use a dollar cost averaging concept to move your initial premium from a fixed interest rate account into variable investment options within 13 months of deposit. You cannot transfer funds from the STEP account into the fixed account. If you want to move funds from a fixed interest rate account into variable investment options over a longer time period using the same concept, then you should use the dollar cost averaging program. We may credit different interest rates to amounts in the systematic transfer account than to amounts in the fixed account.)

--------------------------------------------------------------------------------
You cannot transfer amounts from the STEP account to the fixed account.
--------------------------------------------------------------------------------

     STEP Program Rules:
 .    The STEP program is free.
 .    Can only be selected on the initial application.
 .    Must have at least $5,000 in the systematic transfer account to begin the program.
 .    Amount transferred each month must be at least an amount sufficient to transfer the entire amount out of the systematic transfer account in 12 equal monthly payments.
 .    Transfers must be at least $50 per Subaccount.
 .    No new premiums may be allocated to this account after you purchase the
     Policy, except for funds designated in the application to be transferred into the Policy pursuant to an Internal Revenue Code Section 1035 exchange.
 .    Upon receipt of funds by Section 1035 exchange, the 12 monthly payment requirement is restarted and the minimum monthly transfer amount is recalculated.
 .    Cannot begin before the end of the Policy's "right to examine" period.
 .    You may specify that transfers be made on the 1/st/ through the 28/th/ day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, the transfer will be made on the next Business Day). If you do not select a start date, the STEP program will begin on the next Policy Monthly Anniversary following the date the Policy's "right to examine" period ends.
 .    No transfers may be made into the systematic transfer account.
 .    No portion of any loan repayment will be allocated to the systematic transfer account.
 .    All funds remaining in the systematic transfer account on the date of the last monthly transfer will be transferred to the Subaccounts in a pro rata amount consistent with your allocation instructions.
 .    The STEP program ends the earlier of the date when all amounts in the systematic transfer account have been transferred or the date of the last monthly STEP program transfer.

[_]  ASSET ALLOCATION PROGRAM

     The asset allocation program allows you to allocate premiums and Policy value among designated Subaccounts and the fixed account. You can specify your own desired allocation instructions, or you can choose to use one of the five asset allocation models outlined below. The fixed rate options are not included in this program.

The asset allocation program does not protect against a loss, and otherwise is not guaranteed to achieve your goal.


     Asset Allocation Program Rules:
 .    The asset allocation program is free.
 .    You must request the asset allocation program in the Policy application or by Written Notice or an authorized telephone transaction.
 .    Changed instructions, or a request to end this program, must also be by
     Written Notice or an authorized telephone transaction.
 .    You must have at least $10,000 of Accumulation Value (other than amounts in a Loan Account) to begin the asset allocation program.
 .    Transfers made pursuant to this program do not count in determining whether a transfer fee applies.
 .    Asset allocation and STEP programs cannot run at the same time.
 .    The asset allocation program will automatically rebalance your Accumulation
     Value in the Subaccounts to the model you select on an annual basis, unless you designate semiannual or quarterly rebalancing. Your Accumulation Value will be rebalanced to the then-current version of the model in effect.
 .    The Series Funds that are included in a model may change from period to period. Your election to use a model will remain in effect, without regard to changes in the funds in that model, unless you provide us with changed instructions.

The asset allocation program does not protect against a loss, and otherwise is not guaranteed to achieve your goal.

------------------------------------------------------------------------------------------------------------------------------------
                                                       ASSET ALLOCATION MODELS
                                                        CURRENT ALLOCATIONS*
------------------------------------------------------------------------------------------------------------------------------------
               Portfolio                        Principal         Portfolio           Income           Capital          Equity
                                                Conserver         Protector           Builder        Accumulator      Maximizer
                                             (conservative)      (moderately        (moderate)       (moderately     (aggressive)
                                                                conservative)                        aggressive)
                                                    %                 %                  %                %               %
------------------------------------------------------------------------------------------------------------------------------------
MSDW Emerging Markets Equity                                                                               3               5
Alger American Small Capitalization                                                                       5              10
Deutsche VIT Small Cap Index Fund                                     3                  4                6               7
Pioneer Real Estate Growth                                                               4                5               6
T. Rowe Price International Stock                                     6                  7               12
Scudder VLIF International                                                                                               15
Deutsche VIT EAFE Equity Index Fund                 5                 7                  9                9              10
MFS High Income Series                              5                 5                  5
T. Rowe Price New America Growth                                                         5                7               9
MFS Capital Opportunities Series                    4                 8                 10               10               9
Fidelity VIP II Index 500                           5                10                 10               11              12
Fidelity VIP Equity Income                                                               5                9              11
Pioneer Equity Income                               7                10                 10                8               6
MFS Global Governments Series                       5                 6                  6
T. Rowe Price Limited Term Bond                    43                32                 20               15
MSDW Fixed Income                                   6
Federated Prime Money Fund II                      20                13                  5
------------------------------------------------------------------------------------------------------------------------------------
               * We retain the right to change allocation model allocations or to substitute portfolio options therein in future prospectuses. Amounts you allocate to a model portfolio will be invested pursuant to the then current portfolio allocations for that model.
------------------------------------------------------------------------------------------------------------------------------------

     We use Ibbotson Associates, Inc. to develop the asset allocation model allocations. They are an investment consulting firm specializing in applying investment theories and empirical findings (such as historical return data collected on the investment portfolios) to quantify the benefits of diversification for particular investment profiles.

[_]  REBALANCING PROGRAM

     The rebalancing program allows you to rebalance your Accumulation Value among designated Subaccounts and the fixed account pursuant to your instructions on a quarterly, semi-annual, or annual basis. Rebalancing utilizes your allocation instructions in effect at the end of the STEP program period (so it never rebalances any assets to the systematic transfer account). You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

     Rebalancing Program Rules:
 .    The rebalancing program is free.
 .    You must request the rebalancing program and give us your rebalancing instructions by Written Notice. Changed instructions or a request to end this program must also be by Written Notice.
 .    You must have at least $10,000 of Policy Accumulation Value (other than amounts in a Loan Account) to begin the rebalancing program.
 .    You may have rebalancing occur quarterly, semi-annually or annually.
 .    Transfers made pursuant to this program do not count in determining whether a transfer fee applies.
 .    If you elect the asset allocation program, your Accumulation Value in the
     Subaccounts will automatically be rebalanced to the model you choose on an annual basis, unless you elect semi-annual or quarterly rebalancing. Your Accumulation Value will be rebalanced to the then-current version of the model in effect.

The rebalancing program does not protect against a loss and may not achieve your goal.

___________________________
IMPORTANT POLICY PROVISIONS

     The Ultra Variable Life Policy is a flexible premium variable universal life insurance policy. The Policy provides a death benefit and, as a variable insurance policy, allows you to invest your Accumulation Value in variable or fixed investment options where any gain accumulates on a tax-deferred basis. Some key rights and benefits under the Policy are summarized in this Prospectus; however, you must refer to the Policy for the actual terms of the Policy. You may obtain a copy of the Policy from us. The Policy remains in force until surrendered for its Cash Surrender Value, or until all proceeds have been paid as a death benefit, or until it lapses because premiums paid and its Accumulation Value are insufficient to keep the Policy in force and the No-Lapse Period is not in effect, or if a Policy loan exists, the Cash Surrender Value is equal to or less than the amount of the loan.

[_]  POLICY APPLICATION AND ISSUANCE

     To purchase a Policy, you must submit an application with the minimum initial premium and provide evidence of the proposed insured's insurability. Before accepting an application, we conduct underwriting to determine insurability. We reserve the right to reject any application or premium for any reason. If your application is in good order upon receipt, we will credit your initial premium on the date the Policy is issued. All premiums are allocated to the Federated Prime Money Fund II portfolio until the end of the "right to examine period", and only then to your selected investment allocations. If a Policy is not issued, we will return your premium. If we issue a Policy, it will be effective on the date of issue.

Replacing an existing life insurance policy is not always your best choice. Evaluate any replacement carefully.

 .    Application in Good Order.  All application questions must be answered, but particularly note these requirements:
     - Your full name, Social Security number, and date of birth must be included.
     - The Beneficiary's full name, Social Security number, and other information must be included.
     - Your premium allocations must be completed, be in whole percentages, and total 100%.
     -    Initial premium must meet minimum initial premium requirements.
     -    Your signature and your agent's signature must be on the application.
     -    City, state, and date application was signed must be completed.
     - You must provide all information required for us to underwrite your application (including health and medical information about the insured, and other information we deem relevant).
     -    Your agent must be both properly licensed and appointed with us.

 .    Premium Payments.  Your premium checks should be made payable to "Companion
Life Insurance Company." We may postpone crediting to your Policy any payment made by check until your bank has honored the check. Payment by certified check, banker's draft, or cashier's check will be promptly applied. You may change your premium allocation instructions by sending us Written Notice or through an authorized telephone transaction. The change will be effective on the date we receive your Written Notice or authorization. The change will apply to any additional premiums received on or after the date we receive your Written Notice or authorization.

     Initial Premium Payment:
     -----------------------
     - Must be enough to purchase $100,000 of insurance coverage, or a greater specified amount.
     - The net premium is invested in the Federated Prime Money Fund II until the end of the "right to examine" period.

     Additional Premium Payments:
     ---------------------------
     - Additional premiums can only be made until the insured's age 100 (except as may be required in a grace period).
     - If a premium increases the specified amount of coverage, it is subject to the insured's continued insurability and our underwriting requirements, which may include evidence of continued insurability.
     - Must be at least enough to maintain the specified amount of coverage you purchased.
     - Planned premiums may be paid annually, semiannually, or at other intervals we offer. Beginning with the second Policy Year, you may change the planned premium once each year, subject to our approval. The planned premium is flexible. Because the Policy's Accumulation Value can fluctuate depending upon the performance of your selected variable investment options, payment of the planned premiums does not
                                       -----------------------------------------
          guarantee that your Policy will remain in force. Your Policy can lapse
          ----------------------------------------------------------------------
          even if you pay all planned premiums on time. However, there may be a
          --------------------------------------------
          "no lapse" guaranty, described below.

     - If there is a Policy loan, you should identify any payment intended to reduce a loan as a loan repayment, otherwise it will be treated as a premium and added to the Accumulation Value.
     - Additional premiums are applied pursuant to your current investment allocation instructions, unless you give us different instructions by Written Notice or authorized telephone transaction at the time you make an additional premium payment.
     - We reserve the right to limit premiums or refund any values so the Policy qualifies as life insurance under the Internal Revenue Code.

[_]  ACCUMULATION VALUE

     On your Policy's date of issue the Accumulation Value equals the initial net premium less the Monthly Deduction for the first month. The net premium is the premium less the premium charge for taxes (3.75%) and premium processing expenses ($2.00). On the date of each Monthly Deduction after the date of issue, the Accumulation Value equals:

     (a)  the total of the values in each Subaccount; plus
     (b)  the accumulation value of the fixed account; plus
     (c)  the accumulation value of any Loan Account; less
     (d)  the Monthly Deduction for the current month.

As explained in the EXPENSES section below, once each month certain charges are deducted from your Accumulation Value. These charges are called the "Monthly Deduction."

On any date other than the date of a Monthly Deduction the Accumulation Value equals:

     (a) the total of the values in each Subaccount on the date of calculation; plus
     (b) the accumulation value of the Loan Account on the date of calculation; plus
     (c) the accumulation value of the fixed account on the date of calculation.

  The value for each Subaccount equals:

     (a) the current number of accumulation units for that Subaccount; multiplied by
     (b)  the current unit value.

     Each net premium, Monthly Deduction, transfer and partial withdrawal allocated to a Subaccount is converted into accumulation units. This is done by dividing the dollar amount by the accumulation unit value for the applicable Subaccount for the Valuation Period during which it is allocated to the Subaccount. The initial accumulation unit value for each Subaccount was set when the Subaccount was established. The accumulation unit value may increase or decrease from one Valuation Date to the next.

     The accumulation unit value for a Subaccount on any Valuation Date is calculated as follows:

     (a) the net asset value per share of the applicable investment portfolio multiplied by the number of shares held in the Subaccount, before the purchase or redemption of any shares on that date; divided by
     (b) the total number of accumulation units held in the Subaccount on the Valuation Date, before the purchase or redemption of any shares on that date.

     The Accumulation Value of the fixed account on the date of each Monthly Deduction, before deducting the Monthly Deduction, equals:

     (a)  the Accumulation Value as of the date of the last Monthly Deduction;
          plus
     (b) any net premiums credited since the date of the last Monthly Deduction; plus
     (c) any transfers from the Subaccounts to the fixed account since the date of the last Monthly Deduction ; plus
     (d) any transfers from the Loan Account to the fixed account since the date of the last Monthly Deduction ; less
     (e) any transfers from the fixed account to the Subaccounts since the date of the last Monthly Deduction ; less
     (f) any transfers from the fixed account to the Loan Account since the date of the last Monthly Deduction ; less
     (g) any partial withdrawals and surrender charges taken from the fixed account since the date of the last Monthly Deduction ; plus
     (h)  interest credited to the fixed account.

     The Accumulation Value of the fixed account on any date other than a Monthly Deduction date equals:

     (a) the Accumulation Value as of the date of the last Monthly Deduction, accumulated with interest from the date of the last Monthly Deduction to the date of calculation; plus

     (b) any net premiums credited since the date of the last Monthly Deduction, accumulated with interest from the date received to the date of calculation; plus
     (c) any transfers from the Subaccounts to the fixed account since the date of the last Monthly Deduction, accumulated with interest from the date of transfer to the date of calculation; plus
     (d) any transfers from the Loan Account to the fixed account since the date of the last Monthly Deduction, accumulated with interest from the date of transfer to the date of calculation; less
     (e) any transfers from the fixed account to the Subaccounts since the date of the last Monthly Deduction, accumulated with interest from the date of transfer to the date of calculation; less
     (f) any transfers from the fixed account to the Loan Account since the date of the last Monthly Deduction, accumulated with interest from the date of transfer to the date of calculation; less
     (g) any partial withdrawals and surrender charges taken from the fixed account since the date of the last Monthly Deduction, accumulated with interest from the date of withdrawal to the date of calculation.

     The Accumulation Value of the systematic transfer account on the date of each Monthly Deduction before deducting the Monthly Deduction equals:

     (a)  the Accumulation Value as of the last Monthly Deduction date; less
     (b) any transfers from the systematic transfer account to the Subaccounts since the date of the last Monthly Deduction; less
     (c) any partial withdrawals and surrender changes taken from the systematic transfer account since the date of the last Monthly Deduction; less
     (d) any transfers from the systematic transfer account to the Loan Account since the date of the last Monthly Deduction; plus
     (e)  interest credited to the systematic transfer account.

     The Accumulation Value of the systematic transfer account on any valuation date other than the date of a Monthly Deduction equals:

     (a) the Accumulation Value as of the date of the last Monthly Deduction, accumulated with interest from the date of the last Monthly Deduction to the date of calculation; less
     (b) any partial withdrawals and surrender charges taken from the systematic transfer account since the date of the last Monthly Deduction, accumulated with interest from the date of withdrawal to the date of calculation; less
     (c) any transfer from the systematic transfer account to the Loan Account since the date of the last Monthly Deduction, accumulated with interest from the date of transfer to the date of calculation.
    The Cash Surrender Value is the Accumulation Value less any outstanding Policy loans and unpaid loan interest and less any applicable surrender charge.

[_] LAPSE AND GRACE PERIOD

 .   Lapse

    Because the Policy's Accumulation Value can fluctuate depending upon the performance of your selected variable investment options, your Policy can lapse, even if you pay all planned premiums on time.

    No Policy Loan exists:  The Policy will lapse if, on the date of a Monthly
    ---------------------
Deduction, the Accumulation Value is not enough to cover the Monthly Deduction (subject to the No-Lapse Period provision), and a grace period expires without a sufficient premium payment.

    A Policy Loan exists:  The Policy will lapse on the date of a Monthly
    --------------------
Deduction when the Cash Surrender Value is not enough to cover the Monthly Deduction and any loan interest due, and a grace period expires without a sufficient premium payment.

          --------------------------------------------------------------------
             A lapse of the Policy may result in adverse tax consequences.
          --------------------------------------------------------------------

 .    No-Lapse Period

     If the minimum monthly premium is paid, the No-Lapse Period of the policy is the lesser of five years or to age 65. The minimum monthly premium shall equal (a) the minimum monthly premium for the base plan, plus (b) the minimum monthly premium(s) for any rider(s). The minimum monthly premium for the base plan and for any additional insured term rider is/are computed as set forth in the rider data pages of the Policy.

     If the target monthly premium is paid, the No-Lapse Period of the policy is the lesser of 10 years or to age 65. The target monthly premium is equal to (a) the target monthly premium for the base plan, plus (b) the target monthly premium(s) for any rider(s). The target monthly premium for the base plan and for any additional insured term rider is/are computed as set forth in the rider data pages of the Policy.

     All premiums reflect the Insured's age, sex, risk class and rate class.

     The Policy will not lapse during a No-Lapse Period, even if the Cash Surrender Value is insufficient to pay the Monthly Deduction, if you meet the minimum monthly premium or the target monthly premium requirements and the
                                                                   ---
following rules:

     -    The Policy has never been reinstated;
     - There is no additional insured term insurance rider covering the insured attached to the Policy;
     If you fail to meet the minimum or target monthly premium for the selected No-Lapse Period on the date of any Monthly Deduction, you may still qualify for the minimum No-Lapse Period by paying the difference between:

     (a) the sum of the premiums paid since the Policy's date of issue less any partial withdrawals, accumulated at 4% interest, less any outstanding loans; and
     (b)  the sum of the minimum monthly premiums accumulated at 4% interest.

     This amount must be received within 90 days of the date of the Monthly Deduction on which the monthly premium requirement was not met. If payment is not received within that 90-day period, payment of all subsequent monthly premiums will not guarantee that the Policy will continue to the end of the selected No-Lapse Period.

 .    Grace Period

     Although the Policy can lapse, we allow you a 61-day grace period to make a premium payment sufficient to cover the Monthly Deduction and any loan interest due.

     - We will mail notice to you of the insufficiency within 30 days of the start of the grace period.
     - If the necessary additional premium payment is not received, the Policy terminates as of the first day of the grace period.
     - Payment received during a grace period is first applied to repay Policy loans and interest on those loans before the remaining amount is applied as additional premium to keep the Policy in force.
     - Insurance coverage continues during the grace period, but the Policy is deemed to have no Accumulation Value for purposes of Policy loans, surrender and withdrawals.
     - If the insured dies during the grace period, the death benefit proceeds payable equal the amount of death benefit in effect immediately prior to the date the grace period began less any due and unpaid Monthly Deduction and unpaid loan interest.

[_]  CONTINUATION OF INSURANCE

     If no additional premiums are paid, this Policy will continue as follows:

     (a) if there are no outstanding Policy loans, until the Accumulation Value is not enough to pay the Monthly Deduction, subject to the No-Lapse Period provision, if applicable, and the grace period provision;
     (b) if there are any outstanding Policy loans, until the Cash Surrender Value is not enough to pay the Monthly Deduction and any unpaid loan interest, subject to the No-Lapse Period provision, if applicable, and the grace period provision; or
     (c)  until the maturity date,

whichever occurs first.

We will pay you any remaining Accumulation Value less any outstanding Policy loan and unpaid loan interest at maturity if the Insured is then living.

[_]  PAID-UP LIFE INSURANCE (where a Policy loan exists)

     Within 60 days after each Policy Anniversary you have the option to transfer the Accumulation Value in the Variable Account to the fixed account and apply the Cash Surrender Value to purchase a fixed paid-up life insurance benefit. The amount of paid-up life insurance will be the amount provided by applying the Cash Surrender Value as a net single premium based on the Commissioners 1980 Standard Ordinary Mortality Table, Smoker or Nonsmoker and Male or Female as applicable to the Insured, age last birthday, with interest at 4%.

[_]  MISSTATEMENT OF AGE OR SEX

     If the insured's age or sex is misstated, all Policy payments and benefits will be those that the premiums paid would have purchased at the correct age and sex.

[_]  SUICIDE

     We will not pay the death benefit if the insured's death results from suicide within two years from the date of issue. Instead, we will pay the sum of the premiums paid since issue less any loans and unpaid loan interest and less any partial withdrawals.

     We will not pay that portion of the death benefit resulting from an increase in the specified amount of coverage if the insured's death results from suicide within two years from the effective date of the increase. Instead, we will pay the sum of the premiums paid for the increase.

     If the Policy was converted from another life insurance coverage, then the exclusion period for suicide will be measured from the date of issue of the original coverage.

[_]  INCONTESTABILITY

     We will not contest the validity of the Policy after it has been in force during the lifetime of the insured for two years from the date of issue or for two years from the date of reinstatement.

     We will not contest the validity of an increase in the specified amount of coverage after the Policy has been in force during the lifetime of the insured
for two years from the effective date of the increase.   Any contest of an
increase in the specified amount of coverage will be based on the application for that increase.

     If the Policy was issued as a conversion from another life insurance coverage, then the contestable period for the amount of insurance converted without evidence of insurability will be measured from the date of issue of the original coverage.

[_]  TELEPHONE TRANSACTIONS

     Telephone Transactions Permitted:               Telephone Transaction Rules:
 .  Transfers.                                        .  Only you may elect.  Do so on the Policy application or by prior
 .  Partial withdrawals or loans of $10,000 or less      Written Notice authorization to us.
   by you.                                           .  Must be received by close of the New York Stock Exchange ("NYSE")
 .  Change of premium allocations.                       (usually 3 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
                                                     .  Will be recorded for your protection.
                                                     .  For security, you must provide your Social Security number and/or other identification information.
                                                     .  May be discontinued at any time as to some or all Owners.

     We are not liable for following authorized telephone transaction instructions we reasonably believe to be genuine.

[_]  REINSTATEMENT

     If the Policy lapses because a grace period ended without a sufficient payment being made and has not been surrendered for cash, you may reinstate it within five years of the date of lapse and prior to the maturity date. To reinstate, we must receive:

     -    written application signed by you and the insured;
     -    evidence of the insured's insurability satisfactory to us;
     -    enough payment to continue this Policy in force for three months; and
     - repayment or reinstatement of any outstanding Policy loan, together with unpaid loan interest from the date of lapse.

     On a reinstated Policy, there will be a re-establishment of surrender charges, if any, measured from the original date of issue.

     The effective date of reinstatement will be the date we approve the application for reinstatement.

     The specified amount of insurance coverage of the reinstated Policy may not exceed the specified amount of insurance coverage at the time of lapse. The Accumulation Value on the effective date of reinstatement will equal the amount of reinstatement premium plus any applicable surrender charge measured from the original date of issue to the date of reinstatement, and less the Monthly Deduction for the current Policy Month.

[_]  MATURITY DATE

     The Policy's maturity date is the Policy Anniversary next following the insured's 100th birthday. On the maturity date, we will pay you the Policy's Accumulation Value, less any loan and unpaid loan interest, if (a) the insured is then living; and (b) this Policy is in force. The Policy may terminate prior to the maturity date as described above under the Lapse and Grace Period provision. If the Policy does continue in force to the maturity date, it is possible there will be little or no Cash Surrender Value at that time.

[_]  DELAY OF PAYMENTS

     We will usually pay any amounts from the Variable Account requested as a Policy loan, partial withdrawal or cash surrender within seven days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if: (i) the NYSE is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Variable Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

     We may defer payment of Policy loans, partial withdrawals or a cash surrender from the fixed account for up to six months from the date we receive your Written Notice.

[_]  MINOR OWNER OR BENEFICIARY

     A minor may not own the Policy solely in the minor's name and cannot receive payments directly as a Policy Beneficiary. A minor can "own" a Policy through the trustee of a trust established for the minor's benefit, or through the minor's named and court appointed guardian who owns the Policy in his or her capacity as trustee or guardian. Where a minor is a named Beneficiary, we are able to pay the minor's Beneficiary share to a minor's trustee or guardian. Parents seeking to have a minor's interest made payable to them for the minor's benefit are encouraged to check with their local court to determine the process to be appointed as the minor's guardian; it is often a very simple process. If there is no adult representative able to give us an adequate release for payment of the minor's Beneficiary interest, we will retain the minor's interest on deposit until the minor attains the age of majority.

___________________________________________
EXPENSES

     The charges and fees described below compensate us for our expenses in distributing the Policy, bearing mortality and expense risks under the Policy, and administering the investment options and the Policy. Except where stated otherwise, charges and fees shown are the maximum we will charge, and some actual expenses may be less.

     Each Series Fund also deducts expenses from each investment portfolio; those expenses are described in each Series Fund prospectus.

[_]  DEDUCTIONS FROM PREMIUM

 .    Tax Charge - 3.75% of each premium payment.

     We incur a federal income tax liability under Internal Revenue Code Section 848 (a deferred acquisition cost tax) upon Policy premium collected. We may also incur state and local taxes relating to the Policy. We deduct 3.75% of each Policy premium payment we receive to cover these expenses. Please note that the actual federal and state taxes that we will pay on a particular Policy may be more or less than the amount we collect.

 .    Premium Processing Charge - $2 per payment

     We deduct $2 from each Policy premium payment we receive to cover our premium processing expenses.

[_]  MONTHLY DEDUCTION

     We deduct a Monthly Deduction from the Policy's Accumulation Value on each monthly anniversary of the date of issue (the "Monthly Deduction Date"), consisting of: (1) the cost of insurance charge; (2) the cost of riders charge;
(3) the risk charge; and (4) the administrative charge.

     Charges based on the Accumulation Value are calculated before the Monthly Deduction is deducted, but reflecting charges deducted from Subaccount assets. The Monthly Deduction is deducted pro rata from the Accumulation Value in the Subaccounts and the fixed account. The Monthly Deduction results in cancellation of accumulation units in the Subaccounts and the fixed account.

 .    Cost of Insurance Charge

     The cost of insurance charge is for providing insurance protection under the Policy. The amount of the current charge is based on the issue age, sex, risk and rate class of the insured, the current specified amount of insurance coverage, and the length of time the Policy has been in force. We may use current cost of insurance charges less than those shown in the Policy, and reserve the right to change the current cost of insurance charges. Changes will be by class and based on changes in future expectations of factors such as investment earnings, mortality, persistency, and expenses. We expect a profit from this charge.

     The cost of insurance each month equals:

     -    The net amount at risk for the month; multiplied by
     - The cost of insurance charge per $1,000 of specified amount of insurance coverage (which is set forth in the Policy) multiplied by the amount of insurance coverage; divided by
     -    $1,000.

     The net amount at risk in any month equals:

     -    The death benefit; less
     - The Accumulation Value after deducting the rider charge, if any, the risk charge and the administrative charge for the current month.

 .    Risk Charge

     The risk charge is for the mortality risks we assume -- that insureds may live for shorter periods of time than we estimate, or the Accumulation Value is not enough to keep the Policy in force during the No-Lapse Period. In Policy Years 1 through 10, this risk charge is equivalent to an annual charge of 0.70% of the Accumulation Value. In Policy Years 11 and later, this risk charge is equivalent to an annual charge of 0.25% of the Accumulation Value. The risk charge after Policy Year 10 will never exceed a maximum charge of 0.55% of the Accumulation Value. The charge is deducted as 0.05833% of the Accumulation Value, deducted on the date the Monthly Deduction is assessed, for the first 10 Policy Years, and 0.02083% (which we may increase to a maximum charge of 0.04583%) of the Accumulation Value, deducted on the date the Monthly Deduction is assessed, for Policy Years 11 and thereafter. If this charge exceeds our actual costs to cover death benefits and expenses, the excess goes to our general account. Conversely, if this charge is not enough, we bear the additional expense, not you. We expect a profit from this charge.

 .    Administrative Charge - $7

     The administrative charge partially compensates us for our costs in issuing and administering the Policy and operating the Variable Account.

 .    Cost of Riders

     The following Policy riders are available for the cost detailed below.

     Additional Insured Rider. This rider provides term insurance for the primary insured at a cost equal to the amount of insurance coverage provided by the rider (not to exceed two times the base Policy's specified amount of insurance coverage), multiplied by the rider's cost of insurance charge for each $1,000 of benefit amount, divided by 1,000. This charge is based on the primary insured's issue age, sex and rate class. The charge for this rider increases on an annual basis.

     Accidental Death Benefit Rider. This rider provides additional coverage in the event of an accidental death, at a cost which is a fixed rate determined by the insured's attained age and sex per each $1,000 of rider coverage elected, multiplied by the rider benefit amount, divided by $1,000. The rider benefit amount cannot exceed one-half of the base Policy's specified amount of insurance coverage.

     Disability Rider. This rider provides a benefit in the event of disability of the Owner, at a cost which is a fixed rate determined by the insured's attained age and sex per each $1.00 of rider monthly deduction elected, multiplied by the amount of the monthly deduction.

     Paid-Up Life Insurance Rider. This rider guarantees to keep your Policy in force as paid-up life insurance if there is a Policy loan and certain conditions are met. Its cost is 3% of your Accumulation Value on the date you exercise the rider benefit. (This rider is described in the IMPORTANT POLICY PROVISIONS section, above.)

[_]  TRANSFER CHARGE - $10 (first 12 are free)

     A transfer fee of $10 may be imposed for any transfer in excess of 12 per Policy Year. The transfer fee is deducted from the amount transferred. Transfers from the systematic transfer account are free and do not count toward the 12 free transfers. Transfers made pursuant to participation in the dollar cost averaging, asset allocation, STEP or rebalancing programs are not subject to the transfer charge rules. See the sections of this Prospectus describing those programs for the rules of each program.

[_] SURRENDER CHARGE (also applies to decreases in specified amount of insurance coverage)

     Upon a total surrender or partial withdrawal from your Policy, we may deduct a surrender charge from the amount of the surrender or partial withdrawal. If the Policy's current specified amount of insurance coverage is decreased, we may deduct a surrender charge from the Accumulation Value based on the amount of the decrease. The surrender charge varies by issue age, sex, risk and rate class, the length of time your Policy has been in force and the specified amount of coverage. For example, for a male age 35 at issue, in the nontobacco risk class and the preferred rate class, the surrender charge is $13.00 for each $1,000.00 of specified amount in the first five years, declining to $1.00 per $1,000.00 in the 12th year and zero thereafter. Generally, the surrender charge is higher the older you are when the Policy is issued, subject to state nonforfeiture requirements (which generally limits surrender charges at higher ages). The highest aggregate surrender charge is $50 for each $1,000 of specified amount of insurance coverage in the first year, declining to $10 per $1,000 in the ninth year and zero thereafter. The length of the surrender charge period varies depending upon the Policy Owner's issue age: the period is 12 years through age 52, 11 years at age 53, 10 years at age 54, and 9 years at age 55 and thereafter.

     The surrender charge will not cover our cost of distributing the Policies. Any deficiency is met from our general funds, including amounts derived from the risk charge and the administrative charge (each described above).

[_]  SERIES FUND CHARGES

     Each Series Fund investment portfolio is responsible for its own expenses. The net assets of each portfolio reflects deductions for investment advisory fees and other expenses. These charges are disclosed in each Series Fund's prospectus which accompany this Prospectus. A table of portfolio annual expenses is included in the INTRODUCTION AND SUMMARY section of this Prospectus.

_________________________________
POLICY DISTRIBUTIONS

     The principle purpose of the Policy is to provide a death benefit upon the insured's death, but before then you may also borrow against the Policy's Cash Surrender Value, take a partial withdrawal, or surrender it for its Cash Surrender Value. Tax penalties and surrender charges may apply to amounts taken out of your Policy. Depending on the circumstances, receipt of a Policy loan may have federal income tax consequences. You may wish to consult your tax advisor before requesting a Policy loan.

[_]  POLICY LOANS

                    Amount You Can Borrow                                            Loan Interest Rate
----------------------------------------------------------------------------------------------------------------------------
Standard Policy Loan.  After the first Policy Year, you may     Standard Policy Loan.  Net annual loan interest rate of 2%:
--------------------                                            --------------------
borrow up to 100% of the Cash Surrender Value, less loan        we charge an interest rate in advance with a 6% effective
interest to the end of the Policy Year, and less a Monthly      annual yield, but we also credit an interest rate with an
Deduction that is sufficient to continue the Policy in force    effective annual yield of 4% to any amounts in the Loan
for at least one month.                                         Account.
--------------------------------------------------------------- ------------------------------------------------------------
Preferred Policy Loan. Available beginning in the 10/th/ Policy Preferred Policy Loan.  Net annual loan interest rate of
---------------------                                           ---------------------
Year.  Any loan outstanding at the beginning of the 10/th/      0%:  we charge an interest rate in advance with a 6%
Policy Year will become a preferred Policy loan from that       effective annual yield, but we also credit an interest rate
point forward.                                                  with an effective annual yield of 6% to any amounts in the
                                                                Loan Account.
----------------------------------------------------------------------------------------------------------------------------
We believe a preferred Policy loan will not affect tax treatment of the Policy, but tax law is unclear on this point and we do not warrant its tax effect.
                          You may wish to consult your tax advisor before taking a preferred Policy loan.
----------------------------------------------------------------------------------------------------------------------------

     Loan Rules
 .    The Policy must be assigned to us as sole security of the             .    All or part of a loan may be repaid at any time
     loan.                                                                      while the Policy is in force.  We will deduct the
 .    We will transfer all loan amounts from the Subaccounts and                 amount of a loan repayment from the Loan Account
     the fixed account to a Loan Account. The amounts will be transferred       and allocate that amount among the Subaccounts and
     on a pro rata basis.  Transfers from the Subaccounts will result in        the fixed account in the same percentages as the
     cancellation of accumulation units.                                        Accumulation Value is allocated on the date of
 .    Loan interest is due on each Policy Anniversary.  If the interest          repayment.  We will treat any amounts you pay us as
     is not paid when due, we will transfer an amount equal to the              a premium unless you specify that it is a loan
     unpaid loan interest from the Subaccounts and the fixed account to         repayment.
     the Loan Account on a pro rata basis.                                 .    The death benefit will be reduced by the amount of
                                                                                any loan outstanding and unpaid loan interest on the
                                                                                date of the insured's death.
                                                                           .    We may defer making a loan for six months unless
                                                                                the loan is to pay premiums to us.

[_]  SURRENDER

     While the insured is alive, you may terminate the Policy for its Cash Surrender Value. Following a surrender, all your rights in the Policy end.

     For amounts allocated to the fixed account and the systematic transfer account, the Cash Surrender Value is equal to or greater than the minimum Cash Surrender Values required by New York law. The value is based on the Commissioners 1980 Standard Mortality Table, the insured's age at last birthday, with interest which yields 4% on an annual basis.

     Surrender Rules

 .    The Policy must be returned to us to receive the Cash Surrender Value.
 .    The maximum applicable Surrender Charge is described in your Policy and the
     Expenses section of this Prospectus.
 .    Surrenders are taxable, and a 10% federal tax penalty may apply prior to age 59 1/2.
 .    We may defer payment from the fixed account or the systematic transfer account for up to six months.

[_]  PARTIAL WITHDRAWALS

     After the first Policy Year, you may withdraw part of the Accumulation Value. The amount requested and any surrender charge will be deducted from the Accumulation Value on the date we receive your request (either by Written Notice or, for amounts of $10,000 or less, by an authorized telephone transaction). Amounts withdrawn may be subject to a surrender charge (as defined in the Policy and the EXPENSES section of this Prospectus).

     If Death Benefit Option 1 (described below) is in effect, then the current specified amount of insurance coverage will be reduced by the amount of any partial withdrawal and the Accumulation Value will be reduced by the amount of the withdrawal and the surrender charge applicable to the decrease in the current specified amount of insurance coverage. We will send you an amendment showing the current specified amount of insurance coverage after the withdrawal.

     If Death Benefit Option 2 (described below) is in effect, the Accumulation Value will be reduced by the amount of the partial withdrawal (but the specified amount will not change).

     Partial Withdrawal Rules

 .    Partial withdrawals are made first from                 .   Withdrawals from the systematic transfer account will not
     premiums paid and then from earnings, beginning             affect the minimum monthly transfer amount from that
     with the most recent premium payment.                       account, so they will cause the total amount to be
 .    The minimum partial withdrawal amount is $250;              transferred to be completed in less time than originally
     the maximum is an amount such that the remaining            anticipated.
     Cash Surrender Value is not less than $500              .   We reserve the right to defer withdrawals from the fixed
     and the specified amount of insurance coverage              account and the systematic transfer account for up to six
     is at least $100,000 in Policy Years 1-5, and at            months from the date we receive your request.
     least $50,000 thereafter.                               .   Partial withdrawals may change the minimum and target
 .    Partial withdrawals result in cancellation of               monthly premium requirements applicable to the No-Lapse
     Accumulation units from each applicable Subaccount.         Period provision.
     Unless you instruct us otherwise, we will deduct        .   Partial withdrawals may be taxable and subject to a 10%
     withdrawal amounts from the Subaccounts, the fixed          federal tax penalty.
     account and the systematic transfer account on a
     pro rata basis.  No more than a pro rata amount may
     be withdrawn from the fixed account and the systematic
     transfer account.

[_]  DEATH BENEFIT

     We will pay a death benefit after we receive necessary documentation of the Insured's death, and we have sufficient information about the Beneficiary to make the payment. Death benefits may be paid pursuant to a payment option (including a lump-sum payment) selected by the Beneficiary to the extent allowed by applicable law and any settlement agreement in effect at the insured's death. (See the PAYMENT OF PROCEEDS section below.) If neither you nor the Beneficiary makes a payment option election within 60 days of our receipt of documentation of the insured's death, we will issue a lump-sum payment to the Beneficiary.

Death Benefit Options

     You have a choice of one of two death benefit options. (Option 1 is in effect unless you elect option 2.)

Death Benefit Option 1:                   Death Benefit Option 2:
----------------------------------------  -------------------------------------
The death benefit is the greater of:      The death benefit is the Policy's
(a)  the specified amount of insurance     Accumulation Value on the date of
 coverage on the date of death; or         death plus the greater of:
(b)  the Policy's Accumulation Value on   (a)  the specified amount of insurance
 the date of death plus the corridor       coverage on the date of death; or
 amount.                                  (b)  the corridor amount.
The death benefit amount can be level     The death benefit amount will always
 at the specified amount of insurance      vary as the Accumulation Value goes
 coverage.                                 up or down each day.

     The corridor amount equals the Accumulation Value on the insured's date of death multiplied by the corridor percentage from the table shown below for the insured's attained age.

  Attained      Corridor      Attained      Corridor      Attained     Corridor
    Age        Percentage       Age        Percentage       Age       Percentage

    0-40          150%          54            57%             68          17%
     41           143%          55            50%             69          16%
     42           136%          56            46%             70          15%
     43           129%          57            42%             71          13%
     44           122%          58            38%             72          11%
     45           115%          59            34%             73           9%
     46           109%          60            30%             74           7%
     47           103%          61            28%          75-90           5%
     48            97%          62            26%             91           4%
     49            91%          63            24%             92           3%
     50            85%          64            22%             93           2%
     51            78%          65            20%             94           1%
     52            71%          66            19%            95+           0%
     53            64%          67            18%

After the first Policy Year, you may change the death benefit option once each year. Changes in the death benefit option may change the specified amount of insurance coverage, because we will change the current specified amount to maintain the level of death benefit in effect before the death benefit option change. Any resulting decrease in specified amount is subject to a surrender charge.

     Rules for Changing the Death Benefit Option
 .    A change in death benefit option takes effect on the date the Monthly
     Deduction is assessed after we receive your Written Notice to change.
 .    After each change in death benefit option, we will send you an amendment to the Policy showing the option in effect and the current specified amount of coverage.
 .    A change in the current specified amount of coverage resulting from a death benefit option change will change the minimum monthly and target monthly premium requirements applicable to the No-Lapse Period provision.

Change in Specified Amount of Insurance Coverage

     After the first Policy Year, you may change the current specified amount of insurance coverage once each year. Any change will take effect on the date the Monthly Deduction is assessed following the date we approve the change. We will send you an amendment to the Policy showing the current specified amount of coverage after the change.

     Rules for Changing Specified Amount

 .    An increase in the specified amount of coverage requires a new application and evidence of insurability satisfactory to us.
 .    No increases after attaining age 90.
 .    A decrease in the specified amount is subject to a surrender charge on the amount of the decrease.
 .    A decrease is only allowed to the extent the specified amount of coverage remains at least $100,000 during Policy Years 1-5; $50,000 thereafter.
 .    A change in the current specified amount of coverage will change the minimum monthly and target monthly premium requirements applicable to the No-Lapse Period provision.


[_]  PAYMENT OF PROCEEDS

You may elect to have proceeds paid as annuity payments under any combination of the fixed and variable payout options shown in the Policy. If another option is not chosen within 60 days of the date we receive satisfactory proof of death, we will make payment in a lump sum.

     Rules for Payment of Proceeds
 .    Payees must be individuals who receive payments in their own behalf unless otherwise agreed to by us.
 .    Any option chosen will be effective when we acknowledge it.
 .    We may require proof of your age or survival or the age or survival of the payee.
 .    We reserve the right to pay the proceeds in one sum when the amount is less than $2,000, or when the option of payment chosen would result in periodic payments of less than $20.

 .    When the last payee dies, we will pay to the estate of that payee any amount on deposit, or the then present value of any remaining guaranteed payments under a fixed option.

     Fixed Proceeds Payments: Fixed payments are available under all six payout
     -----------------------
options described below. The proceeds will be transferred to our general account, and the payments will be fixed in amount by the provisions selected and the age and sex of the payee. The interest rate used in the payout options is guaranteed to yield 3% on an annual basis. We may, at our sole discretion,
                                                    ----------------------
declare additional interest to be paid or credited annually for payout options 1, 2, 3, or 6. The guaranteed amounts are based on the 1983a mortality table, and an interest rate that is guaranteed to yield 3% annually. Current interest rates may be obtained from us.

     Variable Proceeds Payments: Only payout options 2, 4, and 6 are available
     --------------------------
for variable payments. The dollar amount of the first monthly payment will be determined by applying the proceeds allocated to variable Subaccounts to the variable payout options table shown in the Policy applicable to the payout option chosen. The tables are determined from the 1983a Mortality Table ALB.
If more than one Subaccount has been selected, the Accumulation Value of each Subaccount is applied separately to the applicable table to determine the amount of the first payment attributable to that particular Subaccount.

     All variable payments other than the first will vary in amount according to the investment performance of the applicable Subaccounts. We guarantee that the dollar amount of each variable payment after the first will not be affected by actual expenses (except changes in fund management expenses) or changes in mortality experience. The amount of each subsequent payment equals the number of variable payment units for each Subaccount, multiplied by the value of a variable payment unit for that Subaccount 10 days prior to the date the variable payment is due. This amount may increase or decrease from month to month. The number of units for each Subaccount is determined by dividing the amount of the first payment attributable to that Subaccount by the value of a unit in that Subaccount when the first payment is determined.

     If the net investment return of a Subaccount for a payment period is equal to the pro-rated portion of the assumed investment rate, the variable payment attributable to that Subaccount for that period will equal the payment for the prior period. To the extent that such net investment return exceeds the assumed investment rate for a payment period, the payment for that period will be greater than the payment for the prior period and to the extent that such return for a period falls short of the assumed investment rate, the payment for that period will be less than the payment for the prior period. A charge equal on an annual basis to 1.20% of the daily net asset value of the Variable Account is deducted to compensate us for the administrative and other costs and risks associated with the variable payment options.

 .    Transfers between Fixed and Variable Payout Options

     The payee may exchange the value of a designated number of variable payment units of a particular Subaccount into other variable payment units, the value of which would be such that the dollar amount of a payment made on the date of the exchange would be unaffected by the exchange.

     Transfers may be made between Subaccounts and from a Subaccount to the fixed account. No exchanges may be made from the fixed account to the variable Subaccounts. Transfers will be made using the variable payment unit values for the valuation period during which we receive any request.

4 transfers are allowed each Policy Year that a payout option is in effect.

 .    Payout Options

     NOTE: Unless you elect a payout option with a guaranteed period or option 1, (described below) it is possible only one payment would be made under the payout option if the payee died before the due date of the second annuity payment, only two annuity payments would be made if the payee died before the due date of the third annuity payment, etc. If the continuation of variable payments being made under option 2 or 6 does not depend upon the payee's remaining alive; you may surrender your Policy and receive the commuted value of any unpaid payments. However, if your payment under Option 2 or 6 depends upon the payee's continued life, you cannot surrender your Policy for cash. In this case, once option payments commence, payments will end upon the payee's death.

The longer the guaranteed or projected proceeds payment option period, the lower the amount of each payment.

     1)   Proceeds Held on Deposit at Interest. While proceeds remain on
          ------------------------------------
          deposit, we annually credit interest to the proceeds. The interest may be paid to the payee or added to the amount on deposit.

     2)   Income of a Specified Amount. Proceeds are paid in monthly
          ----------------------------
          installments of a specified amount over at least a five-year period until proceeds, with interest, have been fully paid.

     3)   Income for a Specified Period. Periodic payments of proceeds are paid
          -----------------------------
          for the number of years chosen. If no other frequency is selected, payments will be made monthly. Monthly incomes for each $1,000 of proceeds which include interest, are illustrated by a table in the Policy.

     4)   Lifetime Income. Proceeds are paid as monthly income for as long as
          ---------------
          the payee lives. The amount of the monthly income annuity payment will be an amount computed using either the Lifetime Monthly Income Table set forth in the Policy (based on the 1983a mortality table) or, if more favorable to the payee, our then current lifetime monthly income rates for payment of proceeds. If a variable payout option is chosen, all variable proceeds payments, other than the first variable payment, will vary in amount according to the investment performance of the applicable variable investment options.

          Guarantees Available for the Lifetime Income Option:
          ---------------------------------------------------

          Guaranteed Period - An amount of monthly income is guaranteed for a
          -----------------
          specified number of years and thereafter as long as the payee lives.

          Guaranteed Amount - An amount of monthly income is guaranteed until
          -----------------
          the sum of payments equals the proceeds placed under the option and as long after that as the payee lives.

          If any lifetime income option with a guaranteed period provides installment payments of the same amount at some ages for different guaranteed periods, then we will provide payments for the longest guaranteed period that is available at that age and amount.

     5)   Lump Sum.  Proceeds are paid in one sum.
          --------

     6)   Other Options. We may be able to accommodate making proceeds payments
          -------------
          under other options, including joint and survivor periods. Contact us for more information.

------------------------
FEDERAL TAX MATTERS

     The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Policy. This discussion of federal income tax considerations relating to the Policy is based upon our understanding of laws as they now exist and are currently interpreted by the Internal Revenue Service ("IRS").

[_]  LIFE INSURANCE QUALIFICATION

     The Internal Revenue Code of 1986, as amended (the "Code") defines a life insurance contract for federal income tax purposes. This definition can be met if an insurance contract satisfies either one of two tests set forth in that section. The Code and related regulations do not directly address the manner in which these tests should be applied to certain features of the Policy. Thus, there is some uncertainty about the application of those tests to the Policy.

Tax laws affecting the Policy are complex. Tax results may vary among individual uses of a Policy. You are encouraged to seek independent tax advice in purchasing or making elections under the Policy.

     Nevertheless, we believe the Policy qualifies as a life insurance contract for federal tax purposes, so that:

     . the death benefit should be fully excludable from the Beneficiary's gross income; and
     . you should not be considered in constructive receipt of the Cash Surrender Value, including any increases, unless and until it is distributed from the Policy.

     We reserve the right to make such changes in the Policy as we deem necessary to assure it qualifies as a life insurance contract under the Code and continues to provide the tax benefits of such qualification.

     Modified Endowment Contracts.  The Code establishes a class of life
     ----------------------------
insurance contracts designated as modified endowment contracts. The Code rules governing whether a Policy will be treated as a modified endowment contract are extremely complex. In general, a Policy is a modified endowment contract if the accumulated premium payments made at any time during the first seven Policy Years exceed the sum of the net level premium payments which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. A Policy may also become a modified endowment contract because of a material change. The determination of whether a Policy is a modified endowment contract after a material change generally depends upon the relationship of the Policy's death benefit and Accumulation Value at the time of such change and the additional premium payments made in the seven years following the material change. A Policy may also become a modified endowment contract if the death benefit is reduced.

     A Policy issued in exchange for a modified endowment contract is subject to tax treatment as a modified endowment contract. However, we believe that a Policy issued in exchange for a life insurance policy that is not a modified
                                                              ---
endowment contract will generally not be treated as a modified endowment contract if the death benefit of the Policy is greater than or equal to the death benefit of the Policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. You may, of course, choose to not make additional payments in order to prevent a Policy from being treated as a modified endowment contract.

This Policy's flexibility and how you tailor it to meet your needs could cause it to be modified endowment contract. We recommend you consult with a tax adviser to determine if desired Policy transactions may cause such treatment. When a premium payment is credited which we believe causes the Policy to become a modified endowment contract, we will notify you and offer you the opportunity to request a refund of that premium in order to avoid such treatment. You have 30 days after receiving such a notice to request the refund.

[_]  TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS

     Upon a surrender or lapse of the Policy or when benefits are paid at the Policy's maturity date, if the amount received plus any loan amount exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax, regardless of whether a Policy is or is not a modified endowment contract. However, the tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a modified endowment contract.

                       "Investment in the Policy" means:
 .    the aggregate amount of any premium payments or other consideration paid for the Policy, minus
 .    the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus
 .    the amount of any loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the Owner's gross income.

Distributions from Policies Classified as Modified Endowment Contracts are
----------------------------------------------------------------------
subject to the following tax rules:

     (1) All distributions, including surrenders and partial withdrawals, are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Accumulation Value immediately before the distribution over the investment in the Policy (see box below) at such time.

     (2) Loans from or secured by the Policy are treated as distributions and taxed accordingly.

     (3) A 10% additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, the Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

  Distributions from Policies Not Classified as Modified Endowment Contracts are
  --------------------------------------------------------------------------
generally treated as first recovering the investment in the Policy and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first nine years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Code's definition of life insurance. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702 of the Code.

     Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. However, it is possible that preferred loans could be treated as distributions rather than loans.

     Neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10% additional income tax rule. If a Policy which is not a modified endowment contract becomes a modified endowment contract, then any distributions made from the Policy within two years prior to the change in such status will become taxable in accordance with the modified endowment contract rules discussed above.

[_]  OTHER POLICY OWNER TAX MATTERS

     Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, a withdrawal, a surrender or lapse, a change in Ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of Ownership or receipt of distributions from a Policy depends on the circumstances of each Owner or Beneficiary.

     Interest Paid on Policy loans generally is not tax deductible.
     -----------------------------

     Aggregation of modified endowment contracts. Pre-death distributions
     -------------------------------------------
(including a loan, partial withdrawal, collateral assignment or full surrender) from a Policy that is treated as a modified endowment contract may require a special aggregation to determine the amount of income recognized on the Policy. If we or any of our affiliates issue more than one modified endowment contract to the same Policy Owner within a calendar year, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income for all those Policies will be aggregated and attributed to that distribution.

     Federal and state estate, inheritance and other tax consequences of
     ----------------------------------------------------------------
ownership or receipt of proceeds under the Policy depend upon your or the Beneficiary's individual circumstances.

     The Policy may continue after the insured attains age 100. The tax
     ---------------------------------------------------------
consequences associated with continuing a Policy beyond age 100 are unclear. A tax advisor should be consulted on this issue.

     Diversification requirements. Code Section 817(h) requires investments of
     ----------------------------
the Variable Account to be "adequately diversified" in accordance with Treasury Regulations for the Policy to qualify as a life insurance contract under the Code. Any failure to comply with the diversification requirements could subject you to immediate taxation on the incremental increases in Accumulation Value of the Policy plus the cost of insurance protection for the year. However, we believe the Policy, through the underlying investment portfolios, complies fully with such requirements.

     Owner control. The Treasury Department stated that it anticipates the
     -------------
issuance of regulations or rulings prescribing the circumstances in which your control of the investments of the Variable Account may cause you, rather than us, to be treated as the Owner of the assets in the

Variable Account. To date, no such regulations or guidance has been issued. If you are considered the Owner of the assets of the Variable Account, income and gains from the Variable Account would be included in your gross income.

     The ownership rights under the Policy are similar to, but different in certain respects from; those described by the IRS in rulings in which it determined that the Owners were not Owners of separate account assets. For example, you have additional flexibility in allocating Policy premium and Accumulation Values. These differences could result in you being treated as the Owner of a pro rata share of the assets of the Variable Account. In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury may issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the Owner of the assets of the Variable Account.

     Tax-advantaged arrangements. The Policy may be used in various
     ---------------------------
arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this product for the arrangement. Moreover, in recent years, Congress has adopted new rules relating to corporate owned life insurance. Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax advisor.

     Possible tax law changes. There is always a possibility that the tax
     ------------------------
treatment of the Policy could change, by legislation or otherwise. You should consult a tax advisor with respect to possible tax law changes and their effect on your intended use of the Policy.

     No Guarantees Regarding Tax Treatment. We cannot guaranty the tax treatment
     -------------------------------------
of the Policy or any transaction involving the Policy. You should consult with a tax adviser if you have tax questions about the Policy.

___________________________________________________________
MISCELLANEOUS

[_]  OUR MANAGEMENT

     Directors*
     ----------
     Samuel L. Foggie, Sr.    Retired Banking and Finance Industry Executive
     William G. Campbell      Attorney
     M. Jane Huerter          Secretary of our Company
     Randall C. Horn          President of our Company
     Fred C. Boddy            Vice President and Treasurer of our Company
     Charles T. Locke III     Attorney
     James J. O'Neill         Attorney
     Oscar S. Straus II       Chairman, The Daniel and Florence Guggenheim
                               Foundation
     John A. Sturgeon         President and COO, Mutual of Omaha Insurance
                               Company
     John W. Weekly           Chairman of the Board and CEO of our Company

     Senior Officers*
     ----------------
     John W. Weekly           Chairman
     Randall C. Horn          President
     M. Jane Huerter          Secretary
     Fred C. Boddy            Vice President, Treasurer & Assistant Secretary

          *Business address for all directors and officers is Companion Life Insurance Company, Mutual of Omaha Plaza, Omaha, Nebraska 68175.

[_]  DISTRIBUTION OF THE POLICIES

     Mutual of Omaha Investor Services, Inc. ("MOIS"), Mutual of Omaha Plaza, Omaha, Nebraska 68175, is the principal underwriter of the Policy. Like us, MOIS is an affiliate of Mutual of Omaha Insurance Company. MOIS is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers, Inc. MOIS contracts with one or more registered broker-dealers ("Distributors") to distribute Policies. All persons selling the Policy will be registered representatives of the Distributors, and will also be licensed as insurance agents to sell variable life insurance. Commissions paid to Distributors may be up to 115% of target premium for the first Policy Year and up to 5% of target premium thereafter. Distributors may receive additional compensation for amounts received in excess of target premium. We may also pay other distribution expenses such as production incentive bonuses, including non-cash awards. These distribution expenses do not result in any charges under the Policies that are not described under the EXPENSES section of this Prospectus.

[_]  VOTING RIGHTS

     As required by law, we will vote Series Fund shares held by the Variable Account at regular and special shareholder meetings of the Series Funds pursuant to instructions received from persons having voting interests in the Series Funds. The Series Funds may not hold routine annual shareholder meetings.

     As a Policy Owner, you may have a voting interest in the Series Fund portfolios you are invested in. The number of votes that you may instruct for a particular Subaccount is typically determined by your Accumulation Value in the Subaccount. You will receive proxy material, reports, and other materials relating to each Series Fund in which you have voting interests.

[_]  DISTRIBUTION OF MATERIALS

     We will distribute proxy statements, updated prospectuses and other materials to you from time to time. In order to achieve cost savings, we may send consolidated mailings to several owners with the same last name who share a common address or post office box in accordance with the rules of the Securities and Exchange Commission.

[_]  STATE REGULATION

     We are subject to the insurance laws and regulations of all jurisdictions where we are authorized to do business. The Policy has been approved by the Department of Insurance of the State of New York and insurance departments of other jurisdictions.

     We submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business, for the purpose of determining solvency and compliance with insurance laws and regulations.

[_]  LEGAL PROCEEDINGS

     As of the date of this Prospectus, there are no legal proceedings affecting the Variable Account, or that are material in relation to our total assets.

[_]  INDEPENDENT AUDITORS

     Our Financial Statements as of December 31, 1999 and 1998, and for the years ended December 31, 1999, 1998 and 1997, included in the Registration Statement which incorporates this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, Omaha, Nebraska, as stated in their reports appearing herein. The financial statements of Companion Life Insurance Company should be considered only as bearing on the ability of Companion to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in Companion Life Separate Account
B.

[_]  REPORTS TO YOU

     We will send you a statement at least annually showing your Policy's death benefit, Accumulation Value and any outstanding Policy loan balance. We will also confirm Policy loans, Subaccount transfers, lapses, surrenders and other Policy transactions as they occur. You will receive such additional periodic reports as may be required by the SEC.

               ------------------------------------------------
               DO YOU HAVE QUESTIONS?

               If you have questions about your Policy or this Prospectus, you may contact your agent or broker who gave this Prospectus to you, or you may contact us at: Companion, Variable Product Services, P.O. Box 3664, Omaha, Nebraska 68103-0664. Telephone 1-800-494-0067.
               ------------------------------------------------

______________________________________________
ILLUSTRATIONS
DEATH BENEFITS, CASH SURRENDER VALUE AND ACCUMULATED PREMIUMS

     The tables in this section illustrate how the Policy operates: how the death benefit, Cash Surrender Value, and Accumulation Value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Variable Account equal to constant after-tax annual rates of 0%, 6%, and 12%. The tables are based on specified amount of life insurance coverage of $250,000 for a male age 45 and 55 and for a female age 45, each in a preferred nontobacco rate class, and for a male age 45 in a non-preferred nontobacco rate class. The tables reflect the 0.70% risk charge for Policy Years 1-10 (0.25% in years 11+) deducted from Variable Account assets, the monthly $7 administrative charge, the $2 premium processing charge, the deduction of 3.75% of premium payments for state (where permitted) and federal taxes and the current cost of insurance charge. The tables also include Accumulation Values, Cash Surrender Values and death benefit amounts that reflect a 0.70% risk charge for Policy Years 1-10 (0.55% in Policy Years 11+), the maximum risk charge the company is contractually entitled to assess under the Policy as well as a cost of insurance charge based upon the guaranteed cost of insurance charge. These tables may assist in comparison of death benefits, Cash Surrender Values and Accumulation Values with those under other variable life insurance policies that may be issued by us or other companies. These tables assume no riders are attached to the base policy illustrated.

     Death benefits, Cash Surrender Values, and Accumulation Values for a Policy would be different from the amounts shown if the actual gross rates of return differed from the 0%, 6% or 12%, but varied above and below that average for the period, if the initial premium was paid in another amount, if additional payments were made, or if any Policy loan or partial withdrawal was made during the period of time illustrated. They would also be different depending on the allocation of Accumulation Value among the Variable Account's Subaccounts, or if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average for the period.

     The amounts for the death benefit, Cash Surrender Value, and Accumulation Value shown in the tables reflect the fact that the maximum risk charge, administrative charge, and a charge for the cost of insurance are deducted from the Accumulation Value on each Monthly Deduction date. Companion reserves the right to charge lower expense amounts than those set forth in the following illustrations. The Cash Surrender Values shown in the tables reflect the fact that a Surrender Charge is deducted from the Accumulation Value upon surrender or lapse during the first 9-12 Policy Years, depending on issue age. The amounts shown in the tables also take into account an average daily charge equal to an annual charge 0.85% of the average daily net assets of the Series Funds for the investment advisory fees and operating expenses incurred by the Series Funds. The gross annual investment return rates of 0%, 6%, and 12% on the Fund's assets are equal to net annual investment return rates of -0.85%, 5.15%, 11.15%, respectively.

     The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Variable Account, since no such charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the death benefits, Cash Surrender Values and Accumulation Values illustrated.

     The second column of each table shows the amount which would accumulate if an amount equal to the annual premium required to keep the Policy in force were invested to earn interest, after taxes, of 5% per year, compounded annually.

     Upon request, we will provide a comparable illustration based upon the proposed insured's actual age, sex and underwriting classification, the specified amount of insurance coverage, the proposed amount and frequency of premium payments and any available riders requested.

                       Companion Life Insurance Company
                   Flexible Premium Variable Life Insurance

                           Hypothetical Illustration
     Assuming Hypothetical Gross annual Investment Return of 0% (-0.85Net)

          Male issue                 age 45       Preferred Nontobacco Class
          Initial Specified Amount   $250,000
          Annual Planned Premium     $  3,120

                                   Current Charges *           Guaranteed Charges **
                             ---------------------------    ---------------------------
                Premiums
 End of       Accumulated    Accumu-    Cash                Accumu-    Cash
Contract     at 5% Interest  lation   Surrender   Death     lation   Surrender   Death
  Year          Per Year      Value     Value    Benefit     Value     Value    Benefit
   1               3,276       2,283         0   250,000      2,024         0   250,000
   2               6,716       4,488         0   250,000      3,956         0   250,000
   3              10,328       6,615       615   250,000      5,793         0   250,000
   4              14,120       8,660     2,660   250,000      7,529     1,529   250,000
   5              18,102      10,621     4,621   250,000      9,160     3,160   250,000
   6              22,283      12,499     7,249   250,000     10,676     5,426   250,000
   7              26,673      14,279     9,779   250,000     12,065     7,565   250,000
   8              31,283      15,952    12,202   250,000     13,314     9,564   250,000
   9              36,123      17,508    14,508   250,000     14,407    11,407   250,000
  10              41,205      18,939    16,689   250,000     15,330    13,080   250,000
  11              46,541      20,808    19,308   250,000     16,093    14,593   250,000
  12              52,145      22,582    21,832   250,000     16,657    15,907   250,000
  13              58,028      24,277    24,277   250,000     17,012    17,012   250,000
  14              64,205      25,867    25,867   250,000     17,138    17,138   250,000
  15              70,691      27,343    27,343   250,000     17,008    17,008   250,000
  16              77,502      28,696    28,696   250,000     16,590    16,590   250,000
  17              84,653      29,913    29,913   250,000     15,854    15,854   250,000
  18              92,162      30,947    30,947   250,000     14,746    14,746   250,000
  19             100,046      31,808    31,808   250,000     13,214    13,214   250,000
  20             108,324      32,480    32,480   250,000     11,203    11,203   250,000

  25             156,354      32,916    32,916   250,000          0         0         0
  35             295,889       8,134     8,134   250,000          0         0         0

* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the portfolios. The death benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy Years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.

                       Companion Life Insurance Company
                   Flexible Premium Variable Life Insurance

                           Hypothetical Illustration
    Assuming Hypothetical Gross annual Investment Return of 6% (5.15% Net)

          Male issue                 age 45        Preferred Nontobacco Class
          Initial Specified Amount   $250,000
          Annual Planned Premium     $  3,120

                                   Current Charges *                Guaranteed Charges **
                            -------------------------------    -------------------------------
              Premiums
 End of     Accumulated     Accumu-      Cash                  Accumu-      Cash
Contract   at 5% Interest   lation     Surrender     Death     lation     Surrender     Death
  Year        Per Year       Value       Value      Benefit     Value       Value      Benefit
   1            3,276         2,440            0    250,000      2,173            0    250,000
   2            6,716         4,945            0    250,000      4,380            0    250,000
   3           10,328         7,516        1,516    250,000      6,618          618    250,000
   4           14,120        10,151        4,151    250,000      8,883        2,883    250,000
   5           18,102        12,850        6,850    250,000     11,170        5,170    250,000
   6           22,283        15,619       10,369    250,000     13,470        8,220    250,000
   7           26,673        18,442       13,942    250,000     15,770       11,270    250,000
   8           31,283        21,315       17,565    250,000     18,058       14,308    250,000
   9           36,123        24,228       21,228    250,000     20,315       17,315    250,000
  10           41,205        27,176       24,926    250,000     22,527       20,277    250,000
  11           46,541        30,766       29,266    250,000     24,715       23,215    250,000
  12           52,145        34,463       33,713    250,000     26,829       26,079    250,000
  13           58,028        38,293       38,293    250,000     28,858       28,858    250,000
  14           64,205        42,236       42,236    250,000     30,778       30,778    250,000
  15           70,691        46,293       46,293    250,000     32,560       32,560    250,000
  16           77,502        50,462       50,462    250,000     34,171       34,171    250,000
  17           84,653        54,742       54,742    250,000     35,575       35,575    250,000
  18           92,162        59,097       59,097    250,000     36,716       36,716    250,000
  19          100,046        63,547       63,547    250,000     37,535       37,535    250,000
  20          108,324        68,089       68,089    250,000     37,973       37,973    250,000

  25          156,354        92,549       92,549    250,000     31,857       31,857    250,000
  35          295,889       152,268      152,268    250,000          0            0          0

* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the portfolios. The death benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy Years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.

                       Companion Life Insurance Company
                   Flexible Premium Variable Life Insurance

                           Hypothetical Illustration
   Assuming Hypothetical Gross annual Investment Return of 12% (11.15% Net)

          Male issue                  age 45      Preferred Nontobacco Class
          Initial Specified Amount    $250,000
          Annual Planned Premium      $  3,120

                                   Current Charges *                Guaranteed Charges **
                            -------------------------------    -------------------------------
              Premiums
 End of     Accumulated     Accumu-      Cash                  Accumu-      Cash
Contract   at 5% Interest   lation     Surrender     Death     lation     Surrender     Death
  Year        Per Year       Value       Value      Benefit     Value       Value      Benefit
   1           3,276          2,597          0      250,000      2,323          0      250,000
   2           6,716          5,421          0      250,000      4,823          0      250,000
   3          10,328          8,493      2,493      250,000      7,516      1,516      250,000
   4          14,120         11,834      5,834      250,000     10,416      4,416      250,000
   5          18,102         15,472      9,472      250,000     13,542      7,542      250,000
   6          22,283         19,439     14,189      250,000     16,906     11,656      250,000
   7          26,673         23,756     19,256      250,000     20,524     16,024      250,000
   8          31,283         28,452     24,702      250,000     24,411     20,661      250,000
   9          36,123         33,558     30,558      250,000     28,582     25,582      250,000
  10          41,205         39,114     36,864      250,000     33,058     30,808      250,000
  11          46,541         45,830     44,330      250,000     37,919     36,419      250,000
  12          52,145         53,225     52,475      250,000     43,152     42,402      250,000
  13          58,028         61,398     61,398      250,000     48,797     48,797      250,000
  14          64,205         70,415     70,415      250,000     54,893     54,893      250,000
  15          70,691         80,374     80,374      250,000     61,481     61,481      250,000
  16          77,502         91,380     91,380      250,000     68,609     68,609      250,000
  17          84,653        103,558    103,558      250,000     76,335     76,335      250,000
  18          92,162        117,023    117,023      250,000     84,717     84,717      250,000
  19         100,046        131,955    131,955      250,000     93,828     93,828      250,000
  20         108,324        148,539    148,539      250,000    103,763    103,763      250,000

  25         156,354        264,594    264,594      306,929    171,105    171,105      250,000
  35         295,889        784,039    784,039      823,241    491,600    491,600      516,180


* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the portfolios. The death benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy Years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.

                       Companion Life Insurance Company
                   Flexible Premium Variable Life Insurance

                           Hypothetical Illustration
    Assuming Hypothetical Gross annual Investment Return of 0% (-0.85% Net)

          Male issue                age 55        Preferred Nontobacco Class
          Initial Specified Amount  $250,000
          Annual Planned Premium    $  5,220

                                   Current Charges *                Guaranteed Charges **
                            -------------------------------    -------------------------------
              Premiums
 End of     Accumulated     Accumu-      Cash                  Accumu-      Cash
Contract   at 5% Interest   lation     Surrender     Death     lation     Surrender     Death
  Year        Per Year       Value       Value      Benefit     Value       Value      Benefit
   1            5,481         3,692          0      250,000      2,855           0     250,000
   2           11,236         7,226          0      250,000      5,486           0     250,000
   3           17,279        10,620        370      250,000      7,887           0     250,000
   4           23,624        13,847      3,597      250,000     10,038           0     250,000
   5           30,286        16,897      6,647      250,000     11,919       1,669     250,000
   6           37,281        19,758     11,758      250,000     13,502       5,502     250,000
   7           44,626        22,417     16,417      250,000     14,761       8,761     250,000
   8           52,339        24,825     20,825      250,000     15,649      11,649     250,000
   9           60,437        26,985     24,985      250,000     16,122      14,122     250,000
  10           68,939        28,880     28,880      250,000     16,134      16,134     250,000
  11           77,867        31,327     31,327      250,000     15,666      15,666     250,000
  12           87,242        33,593     33,593      250,000     14,643      14,643     250,000
  13           97,085        35,730     35,730      250,000     13,014      13,014     250,000
  14          107,420        37,684     37,684      250,000     10,710      10,710     250,000
  15          118,272        39,442     39,442      250,000      7,637       7,637     250,000
  16          129,667        40,988     40,988      250,000      3,663       3,663     250,000
  17          141,631        42,224     42,224      250,000          0           0           0
  18          154,194        43,105     43,105      250,000          0           0           0
  19          167,384        43,583     43,583      250,000          0           0           0
  20          181,234        43,616     43,616      250,000          0           0           0

  25          261,592        37,385     37,385      250,000          0           0           0
  35          495,046             0          0            0          0           0           0

* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the portfolios. The death benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy Years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.

                       Companion Life Insurance Company
                   Flexible Premium Variable Life Insurance

                           Hypothetical Illustration
    Assuming Hypothetical Gross annual Investment Return of 6% (5.15% Net)

          Male issue                age 55        Preferred Nontobacco Class
          Initial Specified Amount  $250,000
          Annual Planned Premium    $  5,220

                                   Current Charges *                Guaranteed Charges **
                            -------------------------------    -------------------------------
              Premiums
 End of     Accumulated     Accumu-      Cash                  Accumu-      Cash
Contract   at 5% Interest   lation     Surrender     Death     lation     Surrender     Death
  Year        Per Year       Value       Value      Benefit     Value       Value      Benefit
   1             5,481        3,951           0     250,000      3,088          0      250,000
   2            11,236        7,975           0     250,000      6,129          0      250,000
   3            17,279       12,091       1,841     250,000      9,114          0      250,000
   4            23,624       16,277       6,027     250,000     12,020      1,770      250,000
   5            30,286       20,526      10,276     250,000     14,821      4,571      250,000
   6            37,281       24,828      16,828     250,000     17,485      9,485      250,000
   7            44,626       29,174      23,174     250,000     19,980     13,980      250,000
   8            52,339       33,518      29,518     250,000     22,252     18,252      250,000
   9            60,437       37,868      35,868     250,000     24,247     22,247      250,000
  10            68,939       42,209      42,209     250,000     25,908     25,908      250,000
  11            77,867       47,412      47,412     250,000     27,224     27,224      250,000
  12            87,242       52,756      52,756     250,000     28,092     28,092      250,000
  13            97,085       58,300      58,300     250,000     28,445     28,445      250,000
  14           107,420       64,012      64,012     250,000     28,198     28,198      250,000
  15           118,272       69,902      69,902     250,000     27,233     27,233      250,000
  16           129,667       75,972      75,972     250,000     25,395     25,395      250,000
  17           141,631       82,163      82,163     250,000     22,484     22,484      250,000
  18           154,194       88,463      88,463     250,000     18,234     18,234      250,000
  19           167,384       94,865      94,865     250,000     12,336     12,336      250,000
  20           181,234      101,371     101,371     250,000      4,433      4,433      250,000

  25           261,592      137,369     137,369     250,000          0          0            0
  35           495,046      244,596     244,596     250,000          0          0            0

* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the portfolios. The death benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy Years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.

                       Companion Life Insurance Company
                   Flexible Premium Variable Life Insurance

                           Hypothetical Illustration
   Assuming Hypothetical Gross annual Investment Return of 12% (11.15% Net)

          Male issue                age 55        Preferred Nontobacco Class
          Initial Specified Amount  $250,000
          Annual Planned Premium    $  5,220

                                   Current Charges *                Guaranteed Charges **
                            -------------------------------    -------------------------------
              Premiums
 End of     Accumulated     Accumu-      Cash                  Accumu-      Cash
Contract   at 5% Interest   lation     Surrender     Death     lation     Surrender     Death
  Year        Per Year       Value       Value      Benefit     Value       Value      Benefit
    1           5,481           4,211          0    250,000      3,322           0     250,000
    2          11,236           8,756          0    250,000      6,802           0     250,000
    3          17,279          13,689      3,439    250,000     10,453         203     250,000
    4          23,624          19,026      8,776    250,000     14,277       4,027     250,000
    5          30,286          24,800     14,550    250,000     18,271       8,021     250,000
    6          37,281          31,052     23,052    250,000     22,434      14,434     250,000
    7          44,626          37,826     31,826    250,000     26,763      20,763     250,000
    8          52,339          45,137     41,137    250,000     31,243      27,243     250,000
    9          60,437          53,063     51,063    250,000     35,859      33,859     250,000
   10          68,939          61,667     61,667    250,000     40,600      40,600     250,000
   11          77,867          71,971     71,971    250,000     45,535      45,535     250,000
   12          87,242          83,360     83,360    250,000     50,609      50,609     250,000
   13          97,085          96,019     96,019    250,000     55,829      55,829     250,000
   14         107,420         110,079    110,079    250,000     61,200      61,200     250,000
   15         118,272         125,726    125,726    250,000     66,715      66,715     250,000
   16         129,667         143,176    143,176    250,000     72,354      72,354     250,000
   17         141,631         162,642    162,642    250,000     78,087      78,087     250,000
   18         154,194         184,424    184,424    250,000     83,867      83,867     250,000
   19         167,384         208,886    208,886    250,000     89,653      89,653     250,000
   20         181,234         236,476    236,476    253,029     95,427      95,427     250,000

   25         261,592         427,338    427,338    448,705    124,818     124,818     250,000
   35         495,046       1,255,952  1,255,952  1,318,750    219,161     219,161     250,000

* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the portfolios. The death benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy Years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.

                       Companion Life Insurance Company
                   Flexible Premium Variable Life Insurance

                           Hypothetical Illustration
    Assuming Hypothetical Gross annual Investment Return of 0% (-0.85% Net)

          Female issue               age 45       Preferred Nontobacco Class
          Initial Specified Amount   $250,000
          Annual Planned Premium     $  2,500

                                   Current Charges *                Guaranteed Charges **
                            -------------------------------    -------------------------------
              Premiums
 End of     Accumulated     Accumu-      Cash                  Accumu-      Cash
Contract   at 5% Interest   lation     Surrender     Death     lation     Surrender     Death
  Year        Per Year       Value       Value      Benefit     Value       Value      Benefit
   1            2,625         1,750          0      250,000      1,523           0     250,000
   2            5,381         3,440          0      250,000      2,977           0     250,000
   3            8,275         5,069         69      250,000      4,356           0     250,000
   4           11,314         6,636      1,636      250,000      5,661         661     250,000
   5           14,505         8,137      3,137      250,000      6,885       1,885     250,000
   6           17,855         9,576      5,326      250,000      8,024       3,774     250,000
   7           21,373        10,941      7,191      250,000      9,071       5,321     250,000
   8           25,066        12,224      9,224      250,000     10,016       7,016     250,000
   9           28,945        13,424     10,924      250,000     10,852       8,352     250,000
  10           33,017        14,533     12,783      250,000     11,578       9,828     250,000
  11           37,293        16,025     14,775      250,000     12,209      10,959     250,000
  12           41,782        17,450     16,950      250,000     12,726      12,226     250,000
  13           46,497        18,809     18,809      250,000     13,134      13,134     250,000
  14           51,446        20,098     20,098      250,000     13,434      13,434     250,000
  15           56,644        21,312     21,312      250,000     13,612      13,612     250,000
  16           62,101        22,445     22,445      250,000     13,648      13,648     250,000
  17           67,831        23,478     23,478      250,000     13,511      13,511     250,000
  18           73,848        24,398     24,398      250,000     13,159      13,159     250,000
  19           80,165        25,193     25,193      250,000     12,542      12,542     250,000
  20           86,798        25,853     25,853      250,000     11,626      11,626     250,000

  25          125,284        27,190     27,190      250,000      1,853       1,853     250,000
  35          237,091        12,433     12,433      250,000          0           0           0


* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the portfolios. The death benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy Years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.

                       Companion Life Insurance Company
                   Flexible Premium Variable Life Insurance

                           Hypothetical Illustration
    Assuming Hypothetical Gross annual Investment Return of 6% (5.15% Net)

          Female issue               age 45       Preferred Nontobacco Class
          Initial Specified Amount   $250,000
          Annual Planned Premium     $  2,500

                                   Current Charges *                Guaranteed Charges **
                            -------------------------------    -------------------------------
              Premiums
 End of     Accumulated     Accumu-      Cash                  Accumu-      Cash
Contract   at 5% Interest   lation     Surrender     Death     lation     Surrender     Death
  Year        Per Year       Value       Value      Benefit     Value       Value      Benefit
    1           2,625         1,874           0     250,000      1,640           0     250,000
    2           5,381         3,796           0     250,000      3,304           0     250,000
    3           8,275         5,768         768     250,000      4,989           0     250,000
    4          11,314         7,790       2,790     250,000      6,696       1,696     250,000
    5          14,505         9,860       4,860     250,000      8,418       3,418     250,000
    6          17,855        11,984       7,734     250,000     10,149       5,899     250,000
    7          21,373        14,150      10,400     250,000     11,884       8,134     250,000
    8          25,066        16,354      13,354     250,000     13,613      10,613     250,000
    9          28,945        18,594      16,094     250,000     15,325      12,825     250,000
   10          33,017        20,865      19,115     250,000     17,021      15,271     250,000
   11          37,293        23,676      22,426     250,000     18,722      17,472     250,000
   12          41,782        26,579      26,079     250,000     20,404      19,904     250,000
   13          46,497        29,579      29,579     250,000     22,070      22,070     250,000
   14          51,446        32,677      32,677     250,000     23,720      23,720     250,000
   15          56,644        35,874      35,874     250,000     25,341      25,341     250,000
   16          62,101        39,171      39,171     250,000     26,913      26,913     250,000
   17          67,831        42,556      42,556     250,000     28,403      28,403     250,000
   18          73,848        46,023      46,023     250,000     29,768      29,768     250,000
   19          80,165        49,566      49,566     250,000     30,956      30,956     250,000
   20          86,798        53,184      53,184     250,000     31,928      31,928     250,000

   25         125,284        72,726      72,726     250,000     32,547      32,547     250,000
   35         237,091       118,322     118,322     250,000          0           0           0

* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the portfolios. The death benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy Years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.

                       Companion Life Insurance Company
                   Flexible Premium Variable Life Insurance

                           Hypothetical Illustration
   Assuming Hypothetical Gross annual Investment Return of 12% (11.15% Net)

          Female issue               age 45       Preferred Nontobacco Class
          Initial Specified Amount   $250,000
          Annual Planned Premium     $  2,500

                                   Current Charges *                Guaranteed Charges **
                            -------------------------------    -------------------------------
              Premiums
 End of     Accumulated     Accumu-      Cash                  Accumu-      Cash
Contract   at 5% Interest   lation     Surrender     Death     lation     Surrender     Death
  Year        Per Year       Value       Value      Benefit     Value       Value      Benefit
    1           2,625         1,997           0     250,000      1,756           0     250,000
    2           5,381         4,168           0     250,000      3,646           0     250,000
    3           8,275         6,527       1,527     250,000      5,679         679     250,000
    4          11,314         9,094       4,094     250,000      7,869       2,869     250,000
    5          14,505        11,887       6,887     250,000     10,228       5,228     250,000
    6          17,855        14,935      10,685     250,000     12,766       8,516     250,000
    7          21,373        18,249      14,499     250,000     15,498      11,748     250,000
    8          25,066        21,854      18,854     250,000     18,434      15,434     250,000
    9          28,945        25,777      23,277     250,000     21,590      19,090     250,000
   10          33,017        30,046      28,296     250,000     24,989      23,239     250,000
   11          37,293        35,255      34,005     250,000     28,700      27,450     250,000
   12          41,782        40,995      40,495     250,000     32,721      32,221     250,000
   13          46,497        47,326      47,326     250,000     37,095      37,095     250,000
   14          51,446        54,312      54,312     250,000     41,865      41,865     250,000
   15          56,644        62,027      62,027     250,000     47,068      47,068     250,000
   16          62,101        70,553      70,553     250,000     52,740      52,740     250,000
   17          67,831        79,968      79,968     250,000     58,913      58,913     250,000
   18          73,848        90,371      90,371     250,000     65,621      65,621     250,000
   19          80,165       101,876     101,876     250,000     72,897      72,897     250,000
   20          86,798       114,615     114,615     250,000     80,803      80,803     250,000

   25         125,284       203,155     203,155     250,000    133,279     133,279     250,000
   35         237,091       606,342     606,342     636,659    377,657     377,657     396,540

* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the portfolios. The death benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy Years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.

                       Companion Life Insurance Company
                   Flexible Premium Variable Life Insurance

                           Hypothetical Illustration
    Assuming Hypothetical Gross annual Investment Return of 0% (-0.85% Net)

          Male issue                 age 45       Nonpreferred Nontobacco Class
          Initial Specified Amount   $250,000
          Annual Planned Premium     $  3,120

                                   Current Charges *                Guaranteed Charges **
                            -------------------------------    -------------------------------
              Premiums
 End of     Accumulated     Accumu-      Cash                  Accumu-      Cash
Contract   at 5% Interest   lation     Surrender     Death     lation     Surrender     Death
  Year        Per Year       Value       Value      Benefit     Value       Value      Benefit
   1            3,276         2,205           0     250,000      2,024           0     250,000
   2            6,716         4,328           0     250,000      3,956           0     250,000
   3           10,328         6,367         367     250,000      5,793           0     250,000
   4           14,120         8,319       2,319     250,000      7,529       1,529     250,000
   5           18,102        10,180       4,180     250,000      9,160       3,160     250,000
   6           22,283        11,942       6,692     250,000     10,676       5,426     250,000
   7           26,673        13,596       9,096     250,000     12,065       7,565     250,000
   8           31,283        15,132      11,382     250,000     13,314       9,564     250,000
   9           36,123        16,541      13,541     250,000     14,407      11,407     250,000
  10           41,205        17,806      15,556     250,000     15,330      13,080     250,000
  11           46,541        19,402      17,902     250,000     16,093      14,593     250,000
  12           52,145        20,882      20,132     250,000     16,657      15,907     250,000
  13           58,028        22,244      22,244     250,000     17,012      17,012     250,000
  14           64,205        23,477      23,477     250,000     17,138      17,138     250,000
  15           70,691        24,570      24,570     250,000     17,008      17,008     250,000
  16           77,502        25,511      25,511     250,000     16,590      16,590     250,000
  17           84,653        26,257      26,257     250,000     15,854      15,854     250,000
  18           92,162        26,780      26,780     250,000     14,746      14,746     250,000
  19          100,046        27,050      27,050     250,000     13,214      13,214     250,000
  20          108,324        27,039      27,039     250,000     11,203      11,203     250,000

  25          156,354        22,993      22,993     250,000          0           0           0
  35          295,889             0           0     250,000          0           0           0

* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the portfolios. The death benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy Years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.

                       Companion Life Insurance Company
                   Flexible Premium Variable Life Insurance

                           Hypothetical Illustration
    Assuming Hypothetical Gross annual Investment Return of 6% (5.15% Net)

          Male issue                 age 45       Nonpreferred Nontobacco Class
          Initial Specified Amount   $250,000
          Annual Planned Premium     $  3,120

                                   Current Charges *                Guaranteed Charges **
                            -------------------------------    -------------------------------
              Premiums
 End of     Accumulated     Accumu-      Cash                  Accumu-      Cash
Contract   at 5% Interest   lation     Surrender     Death     lation     Surrender     Death
  Year        Per Year       Value       Value      Benefit     Value       Value      Benefit
    1           3,276         2,359           0     250,000      2,173           0     250,000
    2           6,716         4,774           0     250,000      4,380           0     250,000
    3          10,328         7,245       1,245     250,000      6,618         618     250,000
    4          14,120         9,768       3,768     250,000      8,883       2,883     250,000
    5          18,102        12,343       6,343     250,000     11,170       5,170     250,000
    6          22,283        14,964       9,714     250,000     13,470       8,220     250,000
    7          26,673        17,621      13,121     250,000     15,770      11,270     250,000
    8          31,283        20,307      16,557     250,000     18,058      14,308     250,000
    9          36,123        23,014      20,014     250,000     20,315      17,315     250,000
   10          41,205        25,726      23,476     250,000     22,527      20,277     250,000
   11          46,541        28,959      27,459     250,000     24,715      23,215     250,000
   12          52,145        32,262      31,512     250,000     26,829      26,079     250,000
   13          58,028        35,637      35,637     250,000     28,858      28,858     250,000
   14          64,205        39,080      39,080     250,000     30,778      30,778     250,000
   15          70,691        42,586      42,586     250,000     32,560      32,560     250,000
   16          77,502        46,149      46,149     250,000     34,171      34,171     250,000
   17          84,653        49,737      49,737     250,000     35,575      35,575     250,000
   18          92,162        53,329      53,329     250,000     36,716      36,716     250,000
   19         100,046        56,905      56,905     250,000     37,535      37,535     250,000
   20         108,324        60,446      60,446     250,000     37,973      37,973     250,000

   25         156,354        78,128      78,128     250,000     31,857      31,857     250,000
   35         295,889       104,542     104,542     250,000          0           0           0

* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the portfolios. The death benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy Years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.

                       Companion Life Insurance Company
                   Flexible Premium Variable Life Insurance

                           Hypothetical Illustration
   Assuming Hypothetical Gross annual Investment Return of 12% (11.15% Net)

          Male issue                age 45        Nonpreferred Nontobacco Class
          Initial Specified Amount  $250,000
          Annual Planned Premium    $  3,120

                                   Current Charges *                Guaranteed Charges **
                            -------------------------------    -------------------------------
              Premiums
 End of     Accumulated     Accumu-      Cash                  Accumu-      Cash
Contract   at 5% Interest   lation     Surrender     Death     lation     Surrender     Death
  Year        Per Year       Value       Value      Benefit     Value       Value      Benefit
    1           3,276         2,514           0     250,000      2,323           0     250,000
    2           6,716         5,240           0     250,000      4,823           0     250,000
    3          10,328         8,198       2,198     250,000      7,516       1,516     250,000
    4          14,120        11,406       5,406     250,000     10,416       4,416     250,000
    5          18,102        14,889       8,889     250,000     13,542       7,542     250,000
    6          22,283        18,669      13,419     250,000     16,906      11,656     250,000
    7          26,673        22,766      18,266     250,000     20,524      16,024     250,000
    8          31,283        27,206      23,456     250,000     24,411      20,661     250,000
    9          36,123        32,020      29,020     250,000     28,582      25,582     250,000
   10          41,205        37,236      34,986     250,000     33,058      30,808     250,000
   11          46,541        43,468      41,968     250,000     37,919      36,419     250,000
   12          52,145        50,311      49,561     250,000     43,152      42,402     250,000
   13          58,028        57,838      57,838     250,000     48,797      48,797     250,000
   14          64,205        66,124      66,124     250,000     54,893      54,893     250,000
   15          70,691        75,255      75,255     250,000     61,481      61,481     250,000
   16          77,502        85,330      85,330     250,000     68,609      68,609     250,000
   17          84,653        96,440      96,440     250,000     76,335      76,335     250,000
   18          92,162       108,707     108,707     250,000     84,717      84,717     250,000
   19         100,046       122,274     122,274     250,000     93,828      93,828     250,000
   20         108,324       137,313     137,313     250,000    103,763     103,763     250,000

   25         156,354       243,335     243,335     282,269    171,105     171,105     250,000
   35         295,889       721,067     721,067     757,120    491,600     491,600     516,180

* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the portfolios. The death benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy Years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.

___________________________________________________________
FINANCIAL STATEMENTS

COMPANION LIFE
INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF
UNITED OF OMAHA LIFE INSURANCE COMPANY)


STATUTORY BASIS FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 1999, 1998 AND 1997

INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Companion Life Insurance Company
Rye, New York

We have audited the accompanying statutory basis statements of admitted assets, liabilities, and surplus of Companion Life Insurance Company (the "Company") (a wholly-owned subsidiary of United of Omaha Life Insurance Company) as of December 31, 1999 and 1998, and the related statutory basis statements of income, changes in surplus, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 1 to the financial statements, the Company has prepared these financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York, which practices differ from generally accepted accounting principles. The effects on such financial statements of the differences between the statutory basis of accounting and generally accepted accounting principles are described in Note 12.

In our opinion, because of the effects of the matters discussed in the preceding paragraph, the financial statements do not present fairly, in accordance with generally accepted accounting principles, the financial position of the Company as of December 31, 1999 and 1998, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1999.

In our opinion, the statutory basis financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and surplus of Companion Life Insurance Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, on the basis of accounting described in
Note 1 to the financial statements.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule 1 - Selected Financial Data is presented to comply with the National Association of Insurance Commissioners Annual Statement Instructions and is not a required part of the basic financial statements. This schedule is the responsibility of the Company's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

February 11, 2000

COMPANION LIFE INSURANCE COMPANY

(A WHOLLY-OWNED SUBSIDIARY OF UNITED OF OMAHA LIFE INSURANCE COMPANY)

STATUTORY BASIS STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND SURPLUS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

ADMITTED ASSETS                                                                                  1999             1998
Cash and invested assets:
  Bonds                                                                                     $459,013,552     $435,631,637
  Mortgage loans                                                                               9,074,049        6,827,862
  Policy loans                                                                                10,134,626       10,521,818
  Cash and short-term investments                                                              9,282,717       12,499,909
  Other invested assets                                                                                0          214,292
  Receivable for securities                                                                      232,468                0
                                                                                          --------------    -------------
           Total cash and invested assets                                                    487,737,412      465,695,518

Premiums deferred and uncollected                                                              2,600,674        5,101,969
Investment income due and accrued                                                              5,199,488        4,799,859
Other assets                                                                                   3,481,994          497,050
Separate account assets                                                                       35,096,873       26,252,806
                                                                                          --------------    -------------

           Total admitted assets                                                           $ 534,116,441    $ 502,347,202
                                                                                          ==============    =============

LIABILITIES

Policy reserves:
  Aggregate reserve for policies and contracts                                             $ 352,121,619    $ 345,518,702
  Policy and contract claims                                                                   5,048,125        4,152,097
  Other reserves                                                                                 394,089          425,946
                                                                                           --------------   -------------
           Total policy reserves                                                             357,563,833      350,096,745

Interest maintenance reserve                                                                     442,266          563,032
Asset valuation reserve                                                                        3,402,760        2,967,253
General expenses and taxes due or accrued                                                      1,283,289        1,103,741
Funds held under reinsurance treaties                                                         69,445,931       51,303,292
Reinsurance in unauthorized companies                                                             41,163           34,604
Amounts due reinsurers                                                                            19,785            5,821
Federal income taxes due or accrued                                                              619,859        1,965,047
Other liabilities                                                                              2,908,021        6,934,207
Separate account liabilities                                                                  35,051,683       26,214,408
                                                                                            ------------     ------------
           Total liabilities                                                                 470,778,590      441,188,150
                                                                                            ------------     ------------

SURPLUS

Capital stock, $400 par value, 5,000 shares authorized and outstanding                         2,000,000        2,000,000
Gross paid-in and contributed surplus                                                         45,650,000       45,650,000
Special surplus and contingency reserve                                                          500,089          474,502
Unassigned surplus                                                                            15,187,762       13,034,550
                                                                                          --------------    -------------
           Total surplus                                                                      63,337,851       61,159,052
                                                                                          --------------    -------------

           Total liabilities and surplus                                                   $ 534,116,441    $ 502,347,202
                                                                                          ==============    =============

The accompanying notes are an integral part of these statutory basis financial statements.

COMPANION LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF UNITED OF OMAHA LIFE INSURANCE COMPANY)

STATUTORY BASIS STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                         1999                1998               1997
Income:
  Net premiums and annuity considerations                             $38,288,441        $40,257,141        $45,556,708
  Other considerations and fund deposits                                5,668,080         14,493,777          8,684,292
  Net investment income                                                34,166,037         32,813,466         31,122,199
  Other income                                                          3,276,552          1,859,531          2,768,489
                                                                       ----------         ----------         ----------

           Total income                                                81,399,110         89,423,915         88,131,688
                                                                       ----------         ----------         ----------

Benefits and expenses:
  Policyholder and beneficiary benefits                                44,486,605         51,057,581         42,230,053
  Increase (decrease) in reserves for policyholder
    and beneficiary benefits                                            6,602,917         (6,022,852)        13,755,209
  Commissions                                                           5,113,960          4,817,705          5,608,866
  Operating expenses                                                   15,033,174         15,681,296         14,693,625
  Net transfers to separate account                                     4,247,836         12,653,190          7,143,343
                                                                       ----------         ----------         ----------

           Total benefits and expenses                                 75,484,492         78,186,920         83,431,096
                                                                       ----------         ----------         ----------

           Net gain from operations before federal
             income taxes and net realized capital losses               5,914,618         11,236,995          4,700,592

Federal income taxes                                                    3,031,567          4,929,330          2,424,710
                                                                       ----------         ----------         ----------

           Net gain from operations before net
             realized capital losses                                    2,883,051          6,307,665          2,275,882

Net realized capital gains (losses)                                             0                  0           (336,684)
                                                                      -----------        -----------        -----------

           Net income                                                 $ 2,883,051        $ 6,307,665        $ 1,939,198
                                                                      ===========        ===========        ===========

The accompanying notes are an integral part of these statutory basis financial statements.

COMPANION LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF UNITED OF OMAHA LIFE INSURANCE COMPANY)

STATUTORY BASIS STATEMENTS OF CHANGES IN SURPLUS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                           1999               1998               1997
Capital stock:
  Balance at beginning and end of year                                $ 2,000,000        $ 2,000,000        $ 2,000,000
                                                                      -----------        -----------        -----------

Gross paid-in and contributed surplus:
  Balance at beginning and end of year                                 45,650,000         45,650,000         45,650,000

Special surplus and contingency reserve:
  Balance at beginning of year                                            474,502            428,417            400,297
  Increase in group contingency life reserve                               25,587             46,085             28,120
                                                                      -----------        -----------             ------

           Balance at end of year                                         500,089            474,502            428,417
                                                                      -----------        -----------            -------

Unassigned surplus:
  Balance at beginning of year                                         13,034,550          7,057,287          3,674,850
  Net income                                                            2,883,051          6,307,665          1,939,198
  Change in separate account surplus                                            0                  0             22,283
  Increase (decrease) in net unrealized capital
    gains and losses                                                     (192,674)                 0            599,129
  (Increase) decrease in:
    Non-admitted assets                                                   (69,512)            83,597            271,491
    Liability for reinsurance in unauthorized companies                    (6,559)              (243)              (233)
    Asset valuation reserve                                              (435,507)          (367,671)           578,689
    Contingency reserve                                                   (25,587)           (46,085)           (28,120)
                                                                      -----------         ----------            -------

  Balance at end of year                                               15,187,762         13,034,550          7,057,287
                                                                      -----------        -----------          ---------

           Total surplus                                              $63,337,851        $61,159,052        $55,135,704
                                                                      ===========        ===========        ===========

The accompanying notes are an integral part of these statutory basis financial statements.

COMPANION LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF UNITED OF OMAHA LIFE INSURANCE COMPANY)

STATUTORY BASIS STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                        1999               1998                 1997
Cash from operations:
  Premiums, annuity considerations and
    fund deposits                                                  $ 47,008,353        $ 54,346,857        $ 53,672,663
  Net investment income                                              33,184,111          31,767,402          30,446,317
  Other income                                                        2,536,480           1,824,882           2,715,619
  Benefits                                                          (43,600,244)        (49,517,053)        (44,468,851)
  Commissions and general expenses                                  (16,905,217)        (17,533,477)        (19,297,511)
  Federal income taxes                                               (4,328,976)         (3,472,953)         (2,395,000)
  Other operating expenses                                           (8,059,925)        (15,808,890)         (8,693,487)
                                                                   ------------        ------------        ------------
           Net cash from operations                                   9,834,582           1,606,768          11,979,750
                                                                   ------------        ------------        ------------

Cash from investments:
  Proceeds from investments sold, redeemed
    or matured:
      Bonds                                                          82,666,925          67,223,733          41,740,375
      Mortgage loans                                                    267,583           4,681,032           6,500,559
      Other invested assets                                             230,957                   0                   0
  Taxes on capital gains                                                (86,212)                  0            (193,958)
  Cost of investments acquired:
    Bonds                                                          (105,754,712)        (86,578,763)        (86,319,745)
    Mortgage loans                                                   (2,515,000)         (1,486,237)                  0
    Other invested assets                                               (16,666)            (88,543)            (64,552)
  Net decrease in policy loans                                          387,192             206,951             858,076
                                                                   ------------        ------------        ------------
           Net cash from investments                                (24,819,933)        (16,041,827)        (37,479,245)
                                                                   ------------        ------------        ------------

Cash from financing and other sources:

  Other cash provided                                                19,955,419          20,487,467          29,732,631
  Other cash used                                                    (8,187,260)         (1,021,255)           (426,840)
                                                                   ------------        ------------        ------------
           Net cash from financing and other sources                 11,768,159          19,466,212          29,305,791
                                                                   ------------        ------------        ------------

Net change in cash and short-term investments                        (3,217,192)          5,031,153           3,806,296

Cash and short-term investments:
  Beginning of year                                                  12,499,909           7,468,756           3,662,460
                                                                   ------------        ------------        ------------
  End of year                                                      $  9,282,717        $ 12,499,909        $  7,468,756
                                                                   ============        ============        ============

The accompanying notes are an integral part of these statutory basis financial statements.

COMPANION LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF UNITED OF OMAHA LIFE INSURANCE COMPANY)


NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations - Companion Life Insurance Company (the "Company"), domiciled in the State of New York, is a wholly-owned subsidiary of United of Omaha Life Insurance Company ("United of Omaha"), which is a wholly owned subsidiary of Mutual of Omaha Insurance Company ("Mutual of Omaha"), a mutual health and accident and life insurance company, domiciled in the State of Nebraska. The Company has insurance licenses to operate in three states, New York, New Jersey and Connecticut. Individual annuity and life insurance products are sold primarily through a network of Mutual of Omaha career agents, direct mail, stockbrokers, financial planners and banks.

     Basis of Presentation - The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York. Prescribed statutory accounting practices are contained in a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices which may not necessarily be prescribed but are not prohibited.

     The accompanying statutory financial statements vary in some respects from those that would be presented in conformity with generally accepted accounting principles. The most significant differences include: (a) bonds are generally carried at amortized cost rather than being valued at either amortized cost or fair value based on their classification according to the Company's ability and intent to hold or trade the securities; (b) acquisition costs, such as commissions and other costs related to acquiring new business, are charged to operations as incurred and not deferred, whereas premiums are taken into income on a pro rata basis over the respective term of the policies; (c) deferred federal income taxes are not provided for temporary differences between tax and financial reporting; (d) no provision has been made for federal income taxes on unrealized appreciation of investments which are carried at market value; (e) asset valuation reserves ("AVR") and interest maintenance reserves ("IMR") are established; (f) different actuarial assumptions are used for calculating certain policy reserves; (g) comprehensive income and its components are not presented in the financial statements; and (h) changes in certain assets designated as "non-admitted" assets have been charged or credited to unassigned surplus.

     Use of Estimates - The preparation of financial statements in accordance with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

     Investments - Bonds are generally stated at amortized cost. Premiums and discounts on bonds not backed by other loans are amortized using the scientific method. Premiums and discounts on loan-backed bonds and structured securities are amortized using the retrospective method based on anticipated prepayments at the date of purchase. Changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method.

     Mortgage loans and policy loans are stated at the aggregate unpaid balance. In accordance with statutory accounting practices, the Company records a general reserve for losses on mortgage loans as part of the asset valuation reserve.

     Short-term investments include all investments whose maturities, at the time of acquisition, are one year or less and are stated at cost which approximates market.

     Investment income is recorded when earned. Realized gains and losses on sale or maturity of investments are determined on the specific identification basis. Any portion of invested assets designated as "non-admitted" are excluded from the statutory basis statements of admitted assets, liabilities and surplus.

     Asset Valuation and Interest Maintenance Reserves - The Company establishes certain reserves as promulgated by the NAIC. The AVR is established for the specific risk characteristics of invested assets of the Company. The IMR is established for the realized gains and losses on the redemption of fixed income securities resulting from changes in interest rates, net of tax. Gains and losses pertaining to the IMR are subsequently amortized into investment income over the expected remaining period to maturity of the investments sold or called.

     Policy Reserves - Policy reserves provide amounts adequate to discharge estimated future obligations in excess of estimated future premiums on policies in force. Reserves for life policies are computed principally by using the Commissioners' Reserve Valuation Method ("CRVM") basis or the Net Level Premium Method with assumed interest rates (2.5% to 6.0%) and mortality (1941, 1958 and 1980 CSO tables) as prescribed by regulatory authorities. Annuity reserves are based primarily upon the 1937 Standardized Annuity Table with interest rates ranging from 2.5% to 3.5%, the 1971 Individual Annuity Mortality Table with interest rates ranging from 4.0% to 7.5%, or the 1983a Individual Annuity Mortality Table with interest rates ranging from 5.25% to 9.25%. Policy and contract claim liabilities include provisions for reported claims and estimates for claims incurred but not reported. To the extent the ultimate liability differs from the amounts recorded, such differences are reflected in operations when additional information becomes known.

     Special Surplus and Contingency Reserve - The Company is required by the State of New York to maintain a group contingency life reserve. This reserve is equal to an annual accumulation of 2% of the net group life premiums less dividends thereon, up to a maximum accumulation of one-half of the net aggregate group life premiums received. This reserve is held as a portion of total surplus on the statutory basis statements of admitted assets, liabilities and surplus.

     Premiums and Related Commissions - Premiums are recognized as income over the premium paying period of the policies. Commissions and other expenses related to the acquisition of policies are charged to operations as incurred.

     Federal Income Taxes - The Company files a consolidated federal income tax return with Mutual of Omaha and other eligible subsidiaries. The method of allocating taxes among the companies is prescribed by written agreement approved by the Board of Directors. Each company's provision for federal income taxes is based on a separate return calculation with each company recognizing tax benefits of net operating losses and tax credits on a separate return basis.

     The provision for federal income taxes is based on income which is currently taxable. Deferred federal income taxes are not provided for temporary differences between income tax and statutory reporting.

     Non-Admitted Assets - Certain assets designated as "non-admitted", principally receivables greater than ninety days due and office furniture and equipment, are excluded from the statutory basis statements of admitted assets, liabilities and surplus. The net change in such assets is charged or credited to unassigned surplus.

     Fair Values of Financial Instruments - The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

          Cash, Short-Term Investments and Other Invested Assets - The carrying amounts for these instruments approximate their fair values.

          Bonds - The fair values for bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services and based on expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

          Mortgage Loans - The fair values for mortgage loans are estimated using discounted cash flow calculations, which are based on interest rates currently being offered for similar loans to borrowers with similar credit ratings, credit quality, and maturity of the investments.

          Policy Loans - The Company does not believe an estimate of the fair value of policy loans can be made without incurring excessive cost. Policy loans have no stated maturities and are usually repaid by reductions to benefits and surrenders. Because of the numerous assumptions which would have to be made to estimate fair value, the Company believes that such information would not be meaningful.

     Separate Account - The assets of the separate account shown in the statutory basis statements of admitted assets, are carried at fair value and consist primarily of mutual funds held by the Company for the benefit of certificate holders under individual annuity contracts. Deposits received from, and benefits paid to, separate account certificate holders are reflected in the statutory basis statements of income, but are offset by transfers to or from the separate account. Net investment income and realized and unrealized capital gains and losses on the separate account are not reflected in the statutory basis statements of income. Mortality, policy administration and surrender charges are included in transfers from the separate account.

2.   INVESTMENTS

     The cost or amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of the Company's investment securities were as follows:

                                                       Cost or           Gross          Gross
                                                     Amortized       Unrealized      Unrealized       Estimated
                                                        Cost            Gains          Losses        Fair Value
At December 31, 1999:
  U.S. Government                                 $     214,982    $          0   $      3,912     $     211,070
  Mortgage backed securities                         54,802,186          62,251      2,042,963        52,821,474
  Special revenue                                     1,914,925         109,482         28,877         1,995,530
  Industrial and miscellaneous                      329,842,781       1,793,602     11,513,700       320,122,683
  Public utilities                                   27,864,396         156,541        770,329        27,250,608
  Collateralized mortgage obligations                52,592,819          23,467        578,245        52,038,041
  Credit-tenant loans                                 1,267,646          22,508              0         1,290,154
                                                  -------------    ------------   ------------     -------------

                                                  $ 468,499,735    $  2,167,851   $ 14,938,026     $ 455,729,560
                                                  =============    ============   ============     =============

  Bonds                                           $ 459,013,552
  Short-term investments                              9,486,183
                                                  -------------

                                                  $ 468,499,735
                                                  =============

                                                       Cost or           Gross          Gross
                                                     Amortized       Unrealized      Unrealized       Estimated
                                                        Cost            Gains          Losses        Fair Value
At December 31, 1998:
  U.S. Government                                 $     497,870    $      7,440    $         0     $     505,310
  Mortgage backed securities                         40,568,422       1,876,477         10,254        42,434,645
  Special revenue                                       610,045         117,953              0           727,998
  Industrial and miscellaneous                      311,542,595       9,573,684      1,319,204       319,797,075
  Public utilities                                   25,740,286       1,012,547            325        26,752,508
  Collateralized mortgage obligations                66,610,503         345,644         27,536        66,928,611
  Credit-tenant loans                                 1,451,916         110,913              0         1,562,829
                                                  -------------    ------------   ------------     -------------

                                                  $ 447,021,637    $ 13,044,658    $ 1,357,319     $ 458,708,976
                                                  =============    ============   ============     =============

  Bonds                                           $ 435,631,637
  Short-term investments                             11,390,000
                                                  -------------

                                                  $ 447,021,637
                                                  =============

The amortized cost ad estimated fair value of debt securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalities.

                                                                                Amortized            Estimated
                                                                                   Cost             Fair Value

     Due in one year or less                                                   $ 31,286,725        $ 31,386,026
     Due after one year through five years                                       98,215,111          97,306,041
     Due after five years through ten years                                     134,392,063         127,121,860
     Due after ten years                                                         97,210,831          95,056,118
                                                                               ------------        ------------
                                                                                361,104,730         350,870,045
     Collateralized mortgage obligations and mortgage
       backed securities                                                        107,395,005         104,859,515
                                                                               ------------        ------------

                                                                               $468,499,735        $455,729,560
                                                                               ============        ============

     The sources of net investment income were as follows:

                                                                  1999               1998               1997
Bonds                                                         $32,272,209        $31,323,770        $29,303,742
Mortgage loans                                                    752,019            775,087          1,273,829
Policy loans                                                      498,115            491,873            544,364
Short-term investments                                            577,703            457,330            389,780
Other                                                              60,803             24,526             25,165
                                                              -----------        -----------        -----------
                                                               34,160,849         33,072,586         31,536,880
Investment expense                                               (186,954)          (466,868)          (595,604)
Amortization of interest maintenance reserve                      192,142            207,748            180,923
                                                              -----------        -----------        -----------

                                                              $34,166,037        $32,813,466        $31,122,199
                                                              ===========        ===========        ===========

Gross realized gains and losses on the sale or prepayment of investment securities consist of the following:

                                                                                                          Net
                                                                       Gross            Gross           Realized
                                                                     Realized         Realized           Gains
                                                                       Gains           Losses           (Losses)
Year ended December 31, 1999:
  Bonds                                                               $332,320        $222,512        $ 109,808
  Mortgage loans                                                             0               0                0
                                                                      --------        --------        ---------
                                                                      $332,320        $222,512          109,808
                                                                      ========        ========
  Capital gains tax                                                                                     (38,433)
  Transfers to IMR                                                                                      (71,375)
                                                                                                      ---------
  Net realized capital gains (losses)                                                                 $       0
                                                                                                      =========

Year ended December 31, 1998:

  Bonds                                                               $147,062         $ 3,362        $ 143,700
  Mortgage loans                                                       101,073               0          101,073
                                                                      --------        --------        ---------
                                                                      $248,135         $ 3,362           244,773
                                                                      ========        ========
  Capital gains tax                                                                                     (85,671)
  Transfers to IMR                                                                                     (159,102)
                                                                                                      ---------

  Net realized capital gains (losses)                                                                 $       0
                                                                                                      =========

Year ended December 31, 1997:

  Bonds                                                               $293,471        $548,904        $(255,433)
  Mortgage loans                                                             0          66,717          (66,717)
                                                                      --------        --------        ---------
                                                                      $293,471        $615,621         (322,150)
                                                                      ========        ========
  Capital gains tax benefit                                                                             112,753
  Transfers to IMR                                                                                     (127,287)
                                                                                                      ---------

  Net realized capital gains (losses)                                                                 $(336,684)
                                                                                                      =========

Proceeds from the sale of bonds were $8,438,798, $739,806 and $5,707,696 during 1999, 1998 and 1997, respectively.

At December 31, 1999 and 1998, securities with an amortized cost of $214,982 and $274,747, respectively, were deposited with the Insurance Department of the State of New York.

The Company invests in mortgage loans collateralized principally by commercial real estate. The maximum percentage of any one loan to the value of the security at the time the loan was originated, exclusive of insured, guaranteed or purchase money mortgages, was 75%. The estimated fair value of the mortgage loan portfolio was $8,909,292 and $7,281,385 at December 31, 1999 and 1998,
respectively.

The Company has commitments to fund bond investments of approximately $2,000,000 as of December 31, 1999. These commitments are legally binding and have fixed expiration dates or other termination clauses that may require a payment of a fee. In the event that the financial condition of a borrower deteriorates materially, the commitment may be terminated. Since some of the commitments may expire or terminate, the total commitments do not necessarily represent future liquidity requirements.

3.   FEDERAL INCOME TAXES

     The provision for federal income taxes reflects an effective income tax rate which differs from the prevailing federal income tax rate primarily as a result of income and expense recognition differences between statutory and income tax reporting. The major differences include capitalization and amortization of certain policy acquisition amounts for tax purposes, different methods for determining statutory and tax insurance reserves, timing of the recognition of market discount on bonds and certain accrued expenses, and the acceleration of depreciation for tax purposes.

     The Company's tax returns for 1993 through 1995 are currently under examination by the Internal Revenue Service ("IRS"). Management believes the result of this examination will have no material impact on the Company's statutory basis financial statements.

     Under federal income tax law in effect prior to 1984, the Company accumulated approximately $2,623,000 of deferred taxable income which could become subject to income taxes in the future under certain conditions. Management believes the chance that those conditions will exist is not likely.

4.   RETIREMENT BENEFITS

     The Company participates with Mutual of Omaha and certain subsidiaries (the "Companies") in a noncontributory defined benefit plan covering all United States employees meeting certain minimum requirements. Retirement benefits are based upon years of credited service and final average earnings history.

     Information regarding accrued benefits and net assets has not been determined on an individual company basis. The Company's allocation of salary expense was less than 2% of the total Companies' salary expense in 1999, 1998 and 1997. The Companies expensed contributions of $12,971,440, $10,254,308 and $7,972,335 in 1999, 1998 and 1997, respectively. Total benefit costs were $26,101,000, $26,160,000 and $24,148,000 in 1999, 1998 and 1997, respectively. Plan assets include United of Omaha Life Insurance Company guaranteed investment contracts of $291,281,000 and $267,183,000 at December 31, 1999 and 1998, respectively. In 1998, the Companies changed the plan's assumed annual investment return and, in order to improve the funding status of the plan, increased the amount that was contributed for 1998. At December 31, 1998, the Companies recorded a direct charge to surplus of $37,540,647, which represented an additional contribution of $57,814,647, net of tax. The valuation date for the pension benefit amounts in the table below is January 1, 1999.

     The Companies also provide certain postretirement medical and life insurance benefits to employees hired before January 1, 1995. Benefits are based on hire date, age and years of service. The cost of these postretirement benefits is allocated to the Companies in accordance with an intercompany cost-sharing agreement. Plan assets are invested in a United of Omaha Life Insurance Company investment contract. The Companies use the accrual method of accounting for postretirement benefits and elected to amortize the original transition obligation over 20 years. Employer contributions for these postretirement benefits were $3,684,000, $2,709,000 and $2,657,000 during the years ended December 31, 1999, 1998 and 1997, respectively. Total benefit costs were $10,130,000, $9,853,000, and $11,602,000 in 1999, 1998 and 1997, respectively.

                                                 January 1,                              December 31,
                                     ---------------------------------          ------------------------------
                                              Pension Benefits                          Other Benefits
                                     ---------------------------------          ------------------------------
                                           1999               1998                  1999              1998
       Benefit obligation             $ 475,851,413      $ 445,896,799          $ 90,913,152      $ 88,227,132
       Fair value of plan assets        458,944,992        389,955,899             9,564,322         5,641,539
                                      -------------      -------------          ------------      ------------

       Funded status                  $ (16,906,421)     $ (55,940,900)         $(81,348,830)     $(82,585,593)
                                      =============      =============          ============      ============

                                                       -------------------------       --------------------------
                                                            Pension Benefits                  Other Benefits
                                                       -------------------------       --------------------------
       Weighted average assumptions                       1999           1998              1999          1998
       Discount rate                                      6.55%          6.73%             7.75%         7.00%
       Expected return on plan assets                     9.00%          9.00%              N/A           N/A
       Rate of compensation increase                      5.00%          5.00%              N/A           N/A
       Health care cost trend rate                         N/A            N/A              5.00%         5.00%

       The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the Companies' accumulated postretirement benefit obligation as of December 31, 1999 by approximately $6,200,000 and the estimated eligibility and interest cost components of the net periodic postretirement benefit costs for 1999 by approximately $800,000.

       The Companies sponsor various savings and investment plans. The Companies' expense for defined contribution plans was $10,526,000, $6,472,000 and $14,817,000 in 1999, 1998 and 1997, respectively.

5.   RELATED PARTY TRANSACTIONS

       The Company's investments in mortgage loans are held through joint participation with United of Omaha.

       Mutual of Omaha and United of Omaha provide actuarial, data processing, consulting and various other services to the Company. Charges for these services amounted to approximately $5,785,000, $3,854,000 and $2,652,000 for 1999, 1998 and 1997, respectively. Included in other liabilities are unsettled balances related to these services of approximately $1,554,000 and $1,606,000 as of December 31, 1999 and 1998, respectively.

      The Company cedes group and individual life insurance and individual annuity business to United of Omaha. The Company entered into a coinsurance treaty with United of Omaha relating to bank annuity business in which the Company cedes 90% of the 1999 and 1998 related premiums to United of Omaha and United of Omaha pays 90% of the related benefits in 1999 and 1998. The total amounts ceded by the Company relating to the treaties with United of Omaha were as follows:

                                                                                        1999              1998
      Amounts recoverable from reinsurance                                          $    96,415        $   136,059
                                                                                    ===========        ===========
      Policy and contract claims                                                    $ 2,644,493        $ 2,379,306
                                                                                    ===========        ===========
      Aggregate reserve for policies and contracts                                  $67,290,793        $47,633,504
                                                                                    ===========        ===========
      Funds held under reinsurance treaties                                         $69,445,931        $51,303,292
                                                                                    ===========        ===========
      Premium considerations                                                        $23,134,359        $19,789,981
                                                                                    ===========        ===========
      Policyholder and beneficiary benefits                                         $ 7,951,294        $ 7,559,683
                                                                                    ===========        ===========

The Company also ceded group and individual accident and health insurance to Mutual of Omaha. The amounts ceded by the Company were as follows:

                                                                                       1999               1998
      Amounts recoverable from reinsurance                                          $        0         $     1,950
                                                                                    ===========        ===========

      Policy and contract claims                                                    $ 1,911,580        $   797,861
                                                                                    ===========        ===========
      Aggregate reserves for policies and contracts                                 $ 1,009,528        $   703,126
                                                                                    ===========        ===========

      Premium considerations                                                        $ 4,042,011        $ 2,035,628
                                                                                    ===========        ===========

      Policyholder and beneficiary benefits                                         $ 3,061,954        $ 2,775,801
                                                                                    ===========        ===========

6.    REINSURANCE

      In the normal course of business, the Company assumes and cedes reinsurance. The ceding of insurance business does not discharge an insurer from its primary legal liability to a policyholder. The Company remains liable to the extent that a reinsurer is unable to meet its obligations.

     The reconciliation of total premiums to net premiums is as follows:

                                                                     1999               1998                1997
     Direct                                                     $ 67,163,983        $ 62,316,801        $ 80,118,628
     Assumed:
      Nonaffiliates                                                  613,615             607,058             612,149
     Ceded:
      Affiliates                                                 (27,176,370)        (21,771,476)        (33,925,141)
      Nonaffiliates                                               (2,312,787)           (895,242)         (1,248,928)
                                                                ------------        ------------        ------------

     Net                                                        $ 38,288,441        $ 40,257,141        $ 45,556,708
                                                                ============        ============        ============

7.   DEPOSIT FUNDS

     At December 31, 1999 and 1998, the Company held annuity reserves and deposit fund liabilities of $136,517,604 and $99,439,484, respectively, that were subject to discretionary withdrawal at book value with a surrender charge of less than 5%.

8.   CONTINGENT LIABILITIES

     Various lawsuits have arisen in the ordinary course of the Company's business. The Company believes that its defenses are meritorious and the eventual outcome of those lawsuits will not have a material effect on the Company's financial position.

9.   STOCKHOLDER DIVIDENDS

     Dividends to the Company's stockholder are subject to prior approval by the Superintendent of Insurance Department of the State of New York.

10.  BUSINESS RISKS

     The Company is subject to regulation by state insurance departments and it undergoes periodic examinations by those departments. The following is a description of the most significant risks facing life and health insurers and how the Company manages those risks:

          Legal/Regulatory Risk is the risk that changes in the legal or regulatory environment in which an insurer operates will occur and create additional costs or expenses not anticipated by the insurer in pricing its products. The Company mitigates this risk by diversifying its products.

          Credit Risk is the risk that issuers of securities owned by the Company will default, or that other parties, including reinsurers which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy and by maintaining sound reinsurance, credit and collection policies.

          Interest-Rate Risk is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. The Company mitigates this risk by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, the Company may have to sell assets prior to maturity and recognize a gain or loss.

11.  CONSOLIDATION OF ADMINISTRATIVE OPERATIONS

     During 1997, the Company consolidated certain administrative operations with those of Mutual of Omaha. The Company incurred and expensed approximately $795,000 related to severance and other consolidation expenses.

12. RECONCILIATION OF STATUTORY NET INCOME AND SURPLUS TO GAAP NET INCOME AND EQUITY

     As described in Note 1, the Company has prepared these financial statements in conformity with statutory accounting practices prescribed or permitted by the Insurance Department of the State of New York. These practices differ from generally accepted accounting principles (GAAP). The following tables reconcile statutory net income to GAAP net income and statutory surplus to GAAP equity.

                                                                           1999               1998               1997
        Statutory net income as reported                               $ 2,883,051        $ 6,307,665        $ 1,939,198
        Deferred policy acquisition costs                                1,039,789          3,474,968          2,523,000
        Future policy benefits and policyholder account
          balances                                                       3,401,041         (2,717,628)          (276,000)
        Deferred income taxes                                             (740,000)           758,000           (206,000)
        Other                                                              859,409           (211,343)           193,000
                                                                       -----------        -----------        -----------

        Net income in conformity with generally
         accepted accounting principles                                $ 7,443,290        $ 7,611,662        $ 4,173,198
                                                                       ===========        ===========        ===========

                                                                                           1999                 1998
       Statutory surplus                                                              $ 63,337,851         $ 61,159,052
       Deferred policy acquisition costs                                                46,964,711           42,645,976
       Future policy benefits and policyholder account
         balances                                                                      (18,203,257)         (21,581,359)
       Valuation of investments                                                        (12,792,684)          11,576,425
       Statutory asset valuation reserve                                                 3,402,760            2,967,253
       Deferred income taxes                                                             2,795,000           (3,914,000)
       Other                                                                             2,812,971            1,854,374
                                                                                      ------------         ------------

       Equity in conformity with generally accepted accounting
         principles                                                                   $ 88,317,352         $ 94,707,721
                                                                                      ============         ============

      The New York State Insurance Department ("Department") recognizes only statutory accounting for determining and reporting the financial condition of an insurance company, for determining its solvency under the New York Insurance Law and for determining whether its financial condition warrants the payment of a dividend to its policyholders. No consideration is given by the Department to financial statements prepared in accordance with GAAP in making such determinations.

13.   CODIFICATION OF STATUTORY ACCOUNTING PRINCIPLES

      In March 1998, the National Association of Insurance Commissioners adopted the Codification of Statutory Accounting Principles ("Codification"). Codification, which is intended to standardize regulatory accounting and reporting for the insurance industry, is proposed to be effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The Company's domiciliary state intends to proceed with the implementation of Codification, subject to a review of areas of conflict between Codification and State statutes and regulations. The Company has not finalized the quantification of the effects of Codification on its statutory financial statements.

COMPANION LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF UNITED OF OMAHA LIFE INSURANCE COMPANY)

ANNUAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 1999
SCHEDULE 1 - SELECTED FINANCIAL DATA
-------------------------------------------------------------------------------------------------------------------------
Investment income earned:
  U.S. Government bonds                                                                                      $   29,638
  Other bonds (unaffiliated)                                                                                 32,242,571
  Bonds (affiliated)                                                                                                  0
  Preferred stocks (unaffiliated)                                                                                     0
  Preferred stocks (affiliated)                                                                                       0
  Common stocks (unaffiliated)                                                                                        0
  Common stocks (affiliated)                                                                                          0
  Mortgage loans                                                                                                752,019
  Real estate                                                                                                         0
  Premium notes, policy loans and liens                                                                         498,115
  Cash on hand and on deposit                                                                                     7,209
  Short-term investments                                                                                        577,703
  Other invested assets                                                                                          16,665
  Derivative instruments                                                                                              0
  Aggregate write-ins for investment income                                                                      36,929
                                                                                                           ------------

  Gross investment income                                                                                  $ 34,160,849
                                                                                                           ============

Real estate owned - book value less encumbrances                                                           $          0
                                                                                                           ============

Mortgage loans - book value:
  Farm mortgages                                                                                           $          0
  Residential mortgages                                                                                               0
  Commercial mortgages                                                                                        9,074,049
                                                                                                           ------------

Total mortgage loans                                                                                       $  9,074,049
                                                                                                           ============

Mortgage loans by standing - book value:
  Good standing                                                                                            $  9,074,049
                                                                                                           ============

  Good standing with restructured terms                                                                    $          0
                                                                                                           ============

  Interest overdue more than three months, not in foreclosure                                              $          0
                                                                                                           ============

  Foreclosure in process                                                                                   $          0
                                                                                                           ============

Other long-term assets - statement value                                                                   $          0
                                                                                                           ============

Collateral loans                                                                                           $          0
                                                                                                           ============

COMPANION LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF UNITED OF OMAHA LIFE INSURANCE)

ANNUAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 1999
SCHEDULE 1 - SELECTED FINANCIAL DATA (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------
Bonds and stocks of subsidiaries and affiliates - book value:
  Bonds                                                                                                   $           0
                                                                                                          =============
  Preferred stocks                                                                                        $           0
                                                                                                          =============
  Common stocks                                                                                           $           0
                                                                                                          =============


Bonds and short-term investments by class and expected maturity; Bonds by expected maturity - statement value:
    Due within one year or less                                                                           $  80,318,156
    Over 1 year and through 5 years                                                                         216,499,268
    Over 5 years through 10 years                                                                           149,794,714
    Over 10 years through 20 years                                                                           19,645,677
    Over 20 years                                                                                             2,241,920
                                                                                                          =============
  Total by maturity                                                                                       $ 468,499,735
                                                                                                          =============
  Bonds by class - statement value:

    Class 1                                                                                               $ 236,928,789
    Class 2                                                                                                 219,813,616
    Class 3                                                                                                   9,842,795
    Class 4                                                                                                   1,914,535
    Class 5                                                                                                           0
    Class 6                                                                                                           0
                                                                                                          -------------

  Total by class                                                                                          $ 468,499,735
                                                                                                          =============
  Total bonds publicly traded                                                                             $ 242,264,331
                                                                                                          =============
  Total bonds privately placed                                                                            $ 226,235,404
                                                                                                          =============
Preferred stocks - statement value                                                                        $           0
                                                                                                          =============
Common stocks - market value                                                                              $           0
                                                                                                          =============
Short-term investments - book value                                                                       $   9,486,183
                                                                                                          =============
Options, caps and floors owned - statement value                                                          $           0
                                                                                                          =============
Options, caps and floors written and in force - statement value                                           $           0
                                                                                                          =============
Collar, swap and forward agreements open - statement value                                                $           0
                                                                                                          =============
Futures contracts open - current value                                                                    $           0
                                                                                                          =============
Cash on deposit                                                                                           $    (203,466)
                                                                                                          =============

COMPANION LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF UNITED OF OMAHA LIFE INSURANCE COMPANY)

ANNUAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 1999
SCHEDULE 1 - SELECTED FINANCIAL DATA (CONTINUED)
----------------------------------------------------------------------------------------------------------------------
Life insurance in force (in thousands):

  Industrial                                                                                             $          0
                                                                                                         ============
  Ordinary                                                                                               $  4,083,739
                                                                                                         ============
  Credit life                                                                                            $          0
                                                                                                         ============
  Group life                                                                                             $  1,045,951
                                                                                                         ============
Amount of accidental death insurance in force under ordinary policies (in thousands)                     $     35,193
                                                                                                         ============
Supplementary contracts in force:
 Ordinary - not involving life contingencies:

    Amount on deposit                                                                                    $    123,714
                                                                                                         ============
    Income payable                                                                                       $     76,475
                                                                                                         ============
  Ordinary - involving life contingencies - income payable                                               $     29,978
                                                                                                         ============
Group - not involving life contingencies:

    Amount on deposit                                                                                    $          0
                                                                                                         ============
    Income payable                                                                                       $          0
                                                                                                         ============
Group - involving life contingencies - income payable                                                    $          0
                                                                                                         ============
Annuities:
  Ordinary:
    Immediate - amount of income payable                                                                 $  1,601,981
                                                                                                         ============
    Deferred - fully paid - account balance                                                              $227,963,050
                                                                                                         ============
    Deferred - not fully paid - account balance                                                          $ 62,353,704
                                                                                                         ============

COMPANION LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF UNITED OF OMAHA LIFE INSURANCE COMPANY)

ANNUAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 1999
SCHEDULE 1 - SELECTED FINANCIAL DATA (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------
Group:

  Amount of income payable                                                                               $      1,460
                                                                                                         ============
  Fully paid - account balance                                                                           $          0
                                                                                                         ============
  Not fully paid - account balance                                                                       $    576,409
                                                                                                         ============
Accident and health insurance - premiums in force:

  Ordinary                                                                                               $     34,260
                                                                                                         ============
  Group                                                                                                  $  1,191,318
                                                                                                         ============
  Credit                                                                                                 $          0
                                                                                                         ============
Deposit funds and dividend accumulations:

  Deposit funds - account balance                                                                        $ 35,708,564
                                                                                                         ============
  Dividend accumulations - account balance                                                               $          0
                                                                                                         ============
Claim payments 1999:
  Group accident and health - year ended December 31, 1999:

    1999                                                                                                 $    141,322
                                                                                                         ============
    1998                                                                                                 $     55,684
                                                                                                         ============
    1997                                                                                                 $     13,807
                                                                                                         ============
    1996                                                                                                 $      2,732
                                                                                                         ============
    1995                                                                                                 $          6
                                                                                                         ============
    Prior                                                                                                $         25
                                                                                                         ============

COMPANION LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF UNITED OF OMAHA LIFE INSURANCE COMPANY)

ANNUAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 1999
SCHEDULE 1 - SELECTED FINANCIAL DATA (CONTINUED)
----------------------------------------------------------------------------------------------------------------------
Claim payments 1999 (continued):
  Other accident and health:
    1999                                                                                                 $     16,706
                                                                                                         ============
    1998                                                                                                 $     21,532
                                                                                                         ============
    1997                                                                                                 $        248
                                                                                                         ============
    1996                                                                                                 $          0
                                                                                                         ============
    1995                                                                                                 $          0
                                                                                                         ============
    Prior                                                                                                $          0
                                                                                                         ============
  Other coverages that use developmental methods to calculate claim reserves:

    1999                                                                                                 $          0
                                                                                                         ============
    1998                                                                                                 $          0
                                                                                                         ============
    1997                                                                                                 $          0
                                                                                                         ============
    1996                                                                                                 $          0
                                                                                                         ============
    1995                                                                                                 $          0
                                                                                                         ============
    Prior                                                                                                $          0
                                                                                                         ============

COMPANION LIFE
INSURANCE COMPANY

(A WHOLLY-OWNED SUBSIDIARY OF
UNITED OF OMAHA LIFE INSURANCE COMPANY)


STATUTORY BASIS STATEMENTS OF
ADMITTED ASSETS, LIABILITIES AND SURPLUS
AS OF JUNE 30, 2000


(UNAUDITED)

 COMPANION LIFE INSURANCE COMPANY
 (A WHOLLY-OWNED SUBSIDIARY OF UNITED OF OMAHA LIFE INSURANCE COMPANY)


 STATUTORY BASIS STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND SURPLUS
 AS OF JUNE 30, 2000
 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                           2000
                                                                            -------------------
 ADMITTED ASSETS

 Cash and invested assets:
     Bonds                                                                       $  476,874,107
     Mortgage loans                                                                   7,391,830
     Policy loans                                                                    10,333,096
     Cash and short-term investments                                                 14,237,294
     Other invested assets                                                                    -
     Receivable for Securities                                                          216,321
                                                                            -------------------
         Total cash and invested assets                                             509,052,648

 Premiums deferred and uncollected                                                    2,162,530
 Investment income due and accrued                                                    5,457,638
 Other assets                                                                        13,067,089
 Separate accounts assets                                                            36,702,436
                                                                            -------------------
         Total admitted assets                                                   $  566,442,341
                                                                            ===================

 LIABILITIES

 Policy reserves:
     Aggregate reserve for policies and contracts                                $  356,739,686
     Policy and contract claims                                                       4,146,974
     Other reserves                                                                     466,958
                                                                            -------------------
         Total policy reserves                                                      361,353,618

 Interest maintenance reserve                                                           437,399
 Asset valuation reserve                                                              3,946,702
 General expenses and taxes due or accrued                                            1,490,315
 Funds held under reinsurance treaties                                               83,493,411
 Reinsurance in unauthorized companies                                                   34,896
 Amounts due reinsurers                                                                       -
 Federal income taxes due or accrued                                                  1,575,859
 Payable for securities                                                                       -
 Other liabilities                                                                   11,120,501
 Separate accounts liabilities                                                       36,657,603
                                                                            -------------------
         Total liabilities                                                          500,110,304
                                                                            -------------------

 SURPLUS

 Capital stock, $400 par value, 5,000 shares authorized and outstanding               2,000,000
 Gross paid-in and contributed surplus                                               45,650,000
 Special surplus and contingency reserve                                                554,069
 Unassigned surplus                                                                  18,127,968
                                                                            -------------------
         Total surplus                                                               66,332,037
                                                                            -------------------

         Total liabilities and surplus                                           $  566,442,341
                                                                            ===================

 The accompanying notes are an integral part of these statutory basis financial statements.

 COMPANION LIFE INSURANCE COMPANY

 (A WHOLLY-OWNED SUBSIDIARY OF UNITED OF OMAHA LIFE INSURANCE COMPANY)

 STATUTORY BASIS STATEMENTS OF INCOME
 FOR THE SIX MONTHS ENDED JUNE 30, 2000
 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                            2000
                                                                                      -----------------
 Income:
      Net premiums and annuity considerations                                              $ 22,830,330
      Other considerations and fund deposits                                                  3,136,568
      Net investment income                                                                  17,995,132
      Other income                                                                            2,568,115
                                                                                      -----------------

                    Total income                                                             46,530,145

 Benefits and expenses:
      Policyholder and beneficiary benefits                                                  21,811,880
      Increase(decrease) in reserves for policyholder
          and beneficiary benefits                                                            4,618,067
      Commissions                                                                             3,331,378
      Operating expenses                                                                      9,259,618
      Net transfers to separate accounts                                                      1,750,445
                                                                                      -----------------

                    Total benefits and expenses                                              40,771,388
                                                                                      -----------------

                    Net gain from operations before federal
                     income taxes and net realized capital losses                             5,758,757

 Federal income taxes                                                                         2,041,865
                                                                                      -----------------

                    Net gain from operations before net
                     realized capital losses                                                  3,716,892

 Net realized capital gains (losses)                                                                  -
                                                                                      -----------------

                    Net Income                                                             $  3,716,892
                                                                                      =================

 The accompanying notes are an integral part of these statutory basis financial statements.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30. 2000

(UNAUDITED)

1.   GENERAL

     Nature of Operations - Companion Life Insurance Company (the "Company"), domiciled in the State of New York, is a wholly-owned subsidiary of United of Omaha Life Insurance Company, which is a wholly-owned subsidiary of Mutual of Omaha, a mutual health and accident and life insurance company domiciled in the State of Nebraska. The Company has insurance licenses to operate in three states, New York, New Jersey and Connecticut. Individual annuity and life insurance products are sold primarily through a network of Mutual of Omaha Insurance Company career agents, direct mail, stockbrokers, financial planners and banks.

     Basis of Presentation - The accompanying unaudited financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York. Prescribed statutory accounting practices are contained in a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices, which may not necessarily be prescribed but are not prohibited.

     The accompanying unaudited statutory financial statements vary in some respects from those that would be presented in conformity with generally accepted accounting principles. The most significant differences include:
     (a) bonds are generally carried at amortized cost rather than being valued at either amortized cost or fair value based on their classification according to the Company's ability and intent to hold or trade the securities; (b) acquisition costs, such as commissions and other costs related to acquiring new business, are charged to operations as incurred and not deferred, whereas premiums are taken into income on a pro-rata basis over the respective term of the policies; (c) deferred federal income taxes are not provided for temporary differences between tax and financial reporting; (d) no provision has been made for federal income taxes on unrealized appreciation of investments which are carried at market value;
     (e) asset valuation reserves (AVR") and interest maintenance reserves (IMR") are established; (f) different actuarial assumptions are used for calculating certain policy reserves; (g) comprehensive income and its components are not presented in the financial statements; and (h) changes in certain assets designed as non-admitted assets have been charged or credited to unassigned surplus.

     Use of Estimates - The preparation of financial statements in accordance with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

     Financial information in this report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management necessary to a fair statement of results for the interim period in accordance with the accounting procedures prescribed or permitted by the Insurance Department of the State of New York.

2.   SUBSEQUENT EVENTS

     On May 26, 2000, the Company's Board of Directors declared a dividend of $6 million to its parent, United of Omaha Insurance Company, subject to the approval of the Superintendent of Insurance Department of the State of New York, whose approval was subsequently obtained. The dividend is payable in two equal installments. The first $3 million was paid on July 5, 2000, and the second on September 15, 2000.

COMPANION LIFE
SEPARATE ACCOUNT B

A Separate Account for Variable Life (Companion Life Separate Account B) was established on August 27, 1996, by Board of Directors Resolution for the purpose of transacting variable life product transactions. Since that date, a variable life product has been approved by the State of New York on June 30, 2000 for purposes of sales in that state but there has been no sales activity, funding or financial activity in the Separate Account. Consequently, no financial statements for this entity exist or are available for purposes of this filing.

                          PART II - OTHER INFORMATION

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

     The Bylaws of Companion Life, adopted by Companion Life Insurance Company ("Companion") provide for indemnification of a director, officer or employee to the full extent of the law. Generally, the New York Business Corporation Act permits indemnification against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in any type of action by or in the right of Companion if the proposed indemnitee is adjudged to be liable for negligence or misconduct in the performance of his or her duty to Companion, unless a court determines otherwise.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of United pursuant to the foregoing provisions, or otherwise, Companion has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by Companion of expenses incurred or paid by a director, officer, or controlling person of Companion in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Companion will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                   REPRESENTATION PURSUANT TO SECTION 26(e)

     Companion represents that the fees and charges under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Companion.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.

     A reconciliation and tie of the information shown in the prospectus with the items of Form N-8B-2.

     The Prospectus consisting of 76 pages.

     The undertaking to file reports.

     The Rule 484 Undertaking.

     The Section 26(e) Representation.

     The signatures.

     Written consents of the following persons:

          Independent Auditors
          Thomas J. McCusker, Esquire
          Robert E. Hupf, F.S.A., M.A.A.A.

     The following exhibits:

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.    Description of Exhibit
-----------    ----------------------

1.A.  (1)      Resolution of the Board of Directors of Companion Life Insurance
               Company establishing the Variable Account. *

      (2)      None.

      (3)(a) Principal Underwriting Agreement by and between Companion Life Insurance Company, on its own behalf and on behalf of the Variable Account, and Mutual of Omaha Investor Services, Inc.


         (b) Form of Broker/Dealer Supervision and Sales Agreement by and between Mutual of Omaha Investor Services, Inc. and the Broker/Dealer. *

         (c)   Commission Schedule for Policies.

      (4)      None.

      (5)(a) Form of Policy for the Flexible Premium Variable Universal Life Insurance Policy. *****

         (b)   Disability Rider. *****

         (c)   Optional Paid-Up Life Insurance Rider. *****

         (d)   Accidental Death Benefit Rider. *****

         (e) Systematic Transfer Enrollment Program Endorsement to the Policy. *****

         (f)   Term Life Insurance Rider on Additional Insured. ****

      (6)(a)   Articles of Incorporation of Companion Life Insurance
               Company.

         (b)   Bylaws of Companion Life Insurance Company.

      (7)      None.

      (8)(a) Participation Agreement, as amended, by and among Companion Life Insurance Company, Fred Alger Management, Inc. and The Alger American Fund. *****

         (b) Participation Agreement, as amended, by and among Companion Life Insurance Company and Insurance Management Series and Federated Securities Corp. *****

         (c) Participation Agreement, as amended, by and among Companion Life Insurance Company, Variable Insurance Products Fund, Variable Insurance Products Fund II and Fidelity Distributors Corporation. *****

         (d) Participation Agreement, as amended, by and among Companion Life Insurance Company and MFS Variable Insurance Trust, and Massachusetts Financial Services Company. *****

         (e) Participation Agreement by and among Companion Life Insurance Company and Pioneer Variable Contracts Trust and Pioneer Funds Distributor, Inc. *****

         (f) Participation Agreement by and between Companion Life Insurance Company and the Scudder Variable Life Investment Fund. ****


         (g) Participation Agreement, as amended, by and among Companion Life Insurance Company and T. Rowe Price International Series, Inc.,
               T. Rowe Price Fixed Income *****

               Series, Inc., T. Rowe Price Equity Series, Inc. and T. Rowe Price Investment Services, Inc. *****

         (h) Participation Agreement by and among Companion Life Insurance Company and Morgan Stanley Universal Funds, Morgan Stanley Asset Management Inc. and Miller Anderson & Sherrerd, LLP. *****

         (i) Participation Agreement by and between Companion Life Insurance Company and BT Insurance Funds Trust.***

         (j) First Amendment to the Participation Agreement by and among United of Omaha Life Insurance Company, Companion Life Insurance Company of New York and Scudder Variable Life Investment
               Fund. *****

      (9)      None.

     (10) Form of Application for the Companion Life Insurance Company Flexible Premium Variable Universal Life Insurance Policy. *****

     (11)      Issuance, Transfer and Redemption Memorandum.

2.             Opinion and Consent of Counsel.

3.             Not Applicable.

4.             Not Applicable.

5.             Not Applicable.

6.             Opinion and Consent of Actuary.

7.             Consent of Independent Auditors.

8.             Powers of Attorney.**


* Incorporated by reference to the Registration Statement for Companion Life Separate Account C filed on April 23, 1997 (File No. 33-98062).

** Incorporated by reference to the Registration Statement for Companion Life Separate Account C filed on April 26, 1999 and April 26, 2000 (File No. 33-98062).

*** Incorporated by reference to the Registration Statement for Companion Life Separate Account C filed on April 26, 2000 (File No. 33-98062).

**** Incorporated by reference to the Registration Statement for United of Omaha Separate Account C filed on April 23, 1997 (File No. 33-89848).

***** Incorporated by reference to the Registration Statement for Companion Life Separate B filed on July 11, 2000.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Omaha, and State of Nebraska, on the 28th day of September, 2000.

                                   COMPANION LIFE SEPARATE ACCOUNT B
                                        (Registrant)

                                   COMPANION LIFE INSURANCE COMPANY
                                        (Depositor)

                                          /s/ Thomas J. McCusker
                                   ------------------------------------

                                   By:  Thomas J. McCusker

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                          Title                                   Date
----------                         -----                                   ----
/s/ John W. Weekly*                Chairman of the Board                   9/28/00
----------------------------
John W. Weekly

/s/ John W. Weekly*                Chief Executive Officer                 9/28/00
----------------------------
John W. Weekly

/s/ Randall C. Horn*               Director                                9/28/00
----------------------------
Randall C. Horn

/s/ Fred C. Boddy*                 Director                                9/28/00
----------------------------
 Fred C. Boddy

/s/ Fred C. Boddy*                 Vice President and Treasurer            9/28/00
----------------------------
 Fred C. Boddy

/s/ Fred C. Boddy*                 Principal Financial and Accounting      9/28/00
----------------------------       Officer
 Fred C. Boddy

/s/ William G. Campbell*           Director                                9/28/00
----------------------------
William G. Campbell

/s/ Samuel L. Foggie, Sr.*         Director                                9/28/00
----------------------------
Samuel L. Foggie, Sr.

/s/ M. Jane Huerter*               Director                                9/28/00
----------------------------
M. Jane Huerter

/s/ Charles T. Locke III*          Director                                9/28/00
----------------------------
Charles T. Locke III

/s/ James J. O'Neill*              Director                                9/28/00
----------------------------
James J. O'Neill

/s/ Oscar S. Straus II*            Director                                9/28/00
----------------------------
Oscar S. Straus II

/s/ John A. Sturgeon*              Director                                9/28/00
----------------------------
John A. Sturgeon

By: /s/ Thomas J. McCusker
    -----------------------
    Thomas J. McCusker

* These individuals have granted Powers of Attorney executed effective either January 1, 1999 or April 26, 2000, whereby Thomas J. McCusker is authorized to execute this registration statement on their behalf.

________________________________________________________________________________

                                                  Registration No. 333-41172

--------------------------------------------------------------------------------



                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 ____________



                       COMPANION LIFE SEPARATE ACCOUNT B
                       =================================

                                      OF

                       COMPANION LIFE INSURANCE COMPANY



                                   EXHIBITS



                                      TO


                      REGISTRATION STATEMENT ON FORM  S-6

                                     under

                          THE SECURITIES ACT OF 1933


________________________________________________________________________________

                              September 28, 2000

                                 EXHIBIT INDEX
                                 -------------
Exhibit No.     Description of Exhibit
-----------     ----------------------

1A.     3(a)    Principal Underwriting Agreement by and between Companion Life
                Insurance Company, on its own behalf and on behalf of the Variable Account, and Mutual of Omaha Investor Services, Inc.

        3(c)    Commission Schedule for Policies.

        6(a)    Articles of Incorporation of Companion Life Insurance Company.

        6(b)    Bylaws of Companion Life Insurance Company.

        (11)    Issuance, Transfer and Redemption Memorandum.

2.              Opinion and Consent of Counsel.

6.              Opinion and Consent of Actuary.

7.              Consent of Independent Auditors.